Filed pursuant to General Instruction II.L of Form F-10

 File No. 333-281996

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated September 6, 2024 (the “accompanying prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may be obtained on request without charge from Sprott Asset Management LP (the “Manager”), the manager of Sprott Physical Platinum and Palladium Trust, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099 and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 6, 2024

New Issue	March 31, 2025

Sprott Physical Platinum and Palladium Trust

Up to U.S.$50,000,000

 Trust Units

Sprott Physical Platinum and Palladium Trust (the “Trust”) is hereby qualifying for distribution the offering (the “offering”) of transferable, redeemable units of the Trust (the “trust units” or “units of the Trust”, and each a “trust unit”) having an aggregate offering price of up to U.S.$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the trust units are sold). Each trust unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the particular class of trust units. The Trust entered into an amended and restated sales agreement dated December 6, 2024 (the “sales agreement”) among the Trust, the Manager, Cantor Fitzgerald & Co. (“CF&Co”), Virtu Americas LLC (“Virtu”), Canaccord Genuity LLC (“Canaccord”), BMO Capital Markets Corp. (“BMO”, and together with CF&Co, Virtu and Canaccord, the “U.S. Agents”), Cantor Fitzgerald Canada Corporation (“Cantor Canada”), Virtu Canada Corp. (“Virtu Canada”), Canaccord Genuity Corp. (“Canaccord Canada”) and BMO Nesbitt Burns Inc. (“BMO Canada”, and, together with Cantor Canada, Virtu Canada and Canaccord Canada, the “Canadian Agents”, and together with U.S. Agents, the “Agents”).

In accordance with the sales agreement, and except as noted below, the Trust may distribute trust units having an aggregate offering price of up to U.S.$50,000,000 through the Agents, as its agents for the distribution of the trust units. See “Plan of Distribution” beginning on page S-12 of this prospectus supplement for more information regarding these arrangements.

The Trust has previously sold an aggregate of 4,936,390 trust units for aggregate gross proceeds of approximately U.S.$49,789,457.88 pursuant to the sales agreement and the prospectus supplement dated September 9, 2024, as amended and restated on December 6, 2024. Under this prospectus supplement, and in accordance with the terms of the sales agreement, the Trust may offer and sell up to U.S.$50,000,000 of trust units.

The Agents will receive a cash fee of up to 3.0% of the aggregate gross proceeds realized from the sale of the trust units for services rendered in connection with the offering. See “Plan of Distribution”. As described in the section entitled “Use of Proceeds”, the net proceeds of the offering will be used by the Trust to acquire physical platinum and palladium bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described herein.

The Trust estimates the total expenses of the offering, excluding the Agents’ fee, will be approximately U.S.$75,000, which costs may be borne by the Manager. Each time trust units are issued and sold under this prospectus supplement, the Trust will reimburse the Manager for expenses paid by it in respect of that drawdown, but only to the extent there is a sufficient premium as determined by the Manager between the net asset value (the “NAV”) per trust unit and the market price at which each such trust unit is sold under the offering.

No underwriter or dealer involved in the offering, no affiliate of such underwriter or dealer, and no person or company acting jointly or in concert with an underwriter or dealer, may, in connection with the offering, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units under this prospectus supplement, including selling an aggregate number or principal amount of trust units that would result in the underwriter or dealer creating an over-allocation position in the trust units.

The U.S. Agents are not registered as dealers in any Canadian jurisdiction and, accordingly, the U.S. Agents will only sell trust units on marketplaces in the United States and are not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the trust units in Canada. The Canadian Agents may only sell trust units on marketplaces in Canada.

Sales of trust units, if any, under this prospectus supplement and the accompanying prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), consisting of sales made directly on the Toronto Stock Exchange (the “TSX”) and the NYSE Arca or on any other “marketplace” as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”) in Canada and the United States. The trust units will be distributed at market prices prevailing at the time of the sale of such trust units. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the offering. This means that the offering may terminate after raising only a portion of the offering amount set out above, or none at all. The U.S. Agents will sell trust units on marketplaces in the United States. The Canadian Agents will sell trust units on marketplaces in Canada. See “Plan of Distribution”.

The trust units offered by this prospectus supplement have been approved for listing on the NYSE Arca and on the TSX. The trust units are listed and posted for trading on the NYSE Arca under the symbol “SPPP” and on the TSX under the symbols “SPPP” (Canadian dollar denominated) and “SPPP.U” (U.S. dollar denominated). On March 28, 2025, the last trading day prior to the date hereof, the closing price of the trust units on the NYSE Arca was U.S.$9.76 and the closing price of the trust units on the TSX was Cdn$13.96. On March 28, 2025, the total NAV of the Trust and the NAV per unit of the Trust were U.S.$190,857,853.16 and U.S.$9.8096, respectively.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under provisions of that Act or any other legislation.

TRUST UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

S-ii

The Trust is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Trust prepares its financial statements, which are incorporated by reference in this prospectus supplement, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These financial statements may not be comparable to the financial statements of United States issuers.

Purchasing the trust units may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and in the accompanying prospectus.

Your ability to enforce civil liabilities under United States federal securities laws or securities laws of other relevant jurisdictions may be affected adversely because the Trust is a mutual fund trust established under the laws of the Province of Ontario. Each of the Trust, the Manager, and Sprott Asset Management GP Inc. (the “GP”), which is the general partner of the Manager, is organized under the laws of the Province of Ontario, Canada, and the Trust’s trustee, RBC Investor Services Trust (the “Trustee”), is organized under the federal laws of Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States. In addition, the directors and officers of the Trustee and the GP are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

Whitney George, a director of the GP, resides outside of Canada. Mr. George has appointed the Trust, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1, as his agent for service of process in Canada. It may not be possible for you to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

See “Risk Factors” in this prospectus supplement and the accompanying prospectus for a discussion of certain considerations relevant to an investment in the trust units offered hereby.

The registered and head office of the Trust is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1.

S-iii

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the trust units being offered and the method of distribution of those securities and also supplements and updates information regarding the Trust contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about the trust units that may be offered from time to time. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about the Trust to which the Trust refers you in the sections of this prospectus supplement entitled “Documents Incorporated by Reference”.

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. The Trust has not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Trust is offering the trust units only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form F-10 that the Trust has filed with the SEC. Each time the Trust sells its securities under the accompanying prospectus it will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The shelf registration statement became effective under the rules and regulations of the SEC on September 6, 2024. This prospectus supplement describes the specific details regarding the offering including the price, number of trust units being offered, and the placement arrangements. The accompanying prospectus provides general information about the Trust, some of which, such as the section entitled “Plan of Distribution”, may not apply to the offering. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to the Trust and its securities.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. The Trust believes that such information is accurate and that the sources from which it has been obtained are reliable. However, the Trust cannot guarantee the accuracy of such information and it has not independently verified the assumptions upon which projections of future trends are based.

The Trust is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith, the Trust files or furnishes reports and other information with or to the SEC and with the securities regulatory authorities of each of the provinces and territories of Canada. Under the MJDS, the Trust may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Trust is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal unitholders of the Trust are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Trust is not required to publish financial statements as promptly as United States companies.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference”.

The reports and other information that the Trust files with, or furnishes to, the SEC may be accessed electronically through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) (www.sec.gov). Copies of reports, statements and other information that the Trust files with the Canadian securities regulatory authorities are electronically available from the Canadian System for Electronic Data Analysis and Retrieval (“SEDAR+”) (www.sedarplus.ca).

CONFLICTS OF INTEREST

To avoid any conflict of interest, or the appearance of a conflict of interest, the Manager has adopted a policy pursuant to which any entity or account (a) that is managed or (b) for whom investment decisions are made, directly or indirectly, by a person that is involved in the decision-making process of, or has non-public information about, follow-on offerings of the Trust is prohibited from investing in the Trust, and no such decision-making person is permitted to invest in the Trust for that decision-making person’s benefit, directly or indirectly. In addition, the policy requires that any sales of units of the Trust currently owned by such persons must be pre-cleared by the independent review committee of the Trust.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this prospectus supplement has been prepared in accordance with IFRS. The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to “$”, “U.S.$”, “United States dollars” or “U.S. dollars” are to the currency of the United States and all references to “Cdn$” or “Canadian dollars” are to the currency of Canada.

EXCHANGE RATE

The following table sets out certain exchange rates based upon the daily average rate published by the Bank of Canada. The rates are set out as United States dollars per Cdn$1.00.

	Years Ended December 31,
	2023	2024
Low	$0.7207	$0.6937
High	$0.7617	$0.7510
Average	$0.7410	$0.7302
End	$0.7561	$0.6950

On March 28, 2025, the daily average rate for United States dollars in terms of Canadian dollars, as quoted by the Bank of Canada was Cdn$1.00 = U.S.$0.6990.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference in this prospectus supplement is certain information contained in documents filed by the Trust with the securities regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. This means that the Trust is disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently-filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge by contacting the Manager, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099, as well as through the sources described under “Additional Information” in the accompanying prospectus.

The following documents (along with any documents listed below under “Documents Filed As Part of the Registration Statement”), filed with the securities regulatory authorities in Canada, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(a)	the annual information form of the Trust for its fiscal year ended December 31, 2024, dated March 20, 2025 (the “AIF”);

(b)	the audited annual financial statements of the Trust as at and for its fiscal years ended December 31, 2024 and 2023 (the “Annual Financial Statements”), and the report of the independent registered public accounting firm thereon; and

(c)	the management report of fund performance of the Trust for its fiscal year ended December 31, 2024 (the “Annual MRFP”).

The documents identified above as incorporated by reference into this prospectus supplement have been filed with the SEC as follows: (1) the AIF has been filed as Exhibit 99.5 to the Trust’s annual report on Form 40-F filed with the SEC on March 20, 2025; (2) the Annual Financial Statements have been filed as Exhibit 99.6 to the Trust’s annual report on Form 40-F filed with the SEC on March 20, 2025; (3) the Annual MRFP has been filed as Exhibit 99.6 to the Trust’s annual report on Form 40-F filed with the SEC on March 20, 2025.

Any documents of the type referred to in Section 11.1 of Form 44-101F1 - Short Form Prospectus required to be incorporated by reference, if filed by the Trust with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

When new documents of the type referred to in the paragraph above are filed by the Trust with the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this prospectus supplement.

If the Trust disseminates a news release in respect of previously undisclosed information that, in its determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities legislation), the Trust will identify such news release as a “designated news release” for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that it files on SEDAR+ (each such news release a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus only for the purposes of the offering. All Designated News Releases shall be filed with the SEC on a Form 6-K and each such Designated News Release shall be deemed to be incorporated by reference as an exhibit to the registration statement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this prospectus supplement and prior to the termination or completion of the offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of a report on Form 6-K, other than in respect of a Designated News Release, only if and to the extent expressly provided therein).

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

ENFORCEMENT OF CIVIL LIABILITIES

Each of the Trust, the Manager, and the GP is organized under the laws of the Province of Ontario, Canada, and the Trustee is organized under the federal laws of Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States. In addition, the directors and officers of the Trustee and the GP are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located in such jurisdictions.

As a result, you may have difficulty serving legal process within your jurisdiction upon any of the Trust, the Trustee, the Manager or the GP or any of their directors or officers, as applicable, or enforcing judgments obtained in courts in your jurisdiction against any of them or the assets of any of them located outside your jurisdiction, or enforcing against them in the appropriate Canadian court judgments obtained in courts of your jurisdiction, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the GP or any of their directors or officers, as applicable, based upon the United States federal securities laws.

In the United States, the Trust and the Trustee each filed with the SEC, concurrently with the Trust’s registration statement on Form F-10, an appointment of agent for service of process on separate Forms F-X. Under such Forms F-X, each of the Trust and the Trustee appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement, including any documents incorporated by reference, that are not purely historical are forward-looking statements. The Trust’s forward-looking statements include, but are not limited to, statements regarding its or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predicts”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus supplement may include, for example, statements about:

•	trading of the trust units issued pursuant to the offering on the NYSE Arca or the TSX;

•	the Trust’s objectives and strategies to achieve its objectives; and

•	the platinum and palladium industry, sources of and demand for physical platinum and palladium bullion, and the performance of the platinum and palladium market.

The forward-looking statements contained in this prospectus supplement, including any document incorporated by reference, are based on the Trust’s current expectations and beliefs concerning future developments and their potential effects on the Trust. There can be no assurance that future developments affecting the Trust will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks, uncertainties and assumptions include those factors described under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus, as well as, without limitation, the following:

•	success in retaining or recruiting, or changes required in, the officers or key employees of the Manager; and

•	success in obtaining physical platinum and palladium bullion in a timely manner and allocating such platinum and palladium.

Should one or more of these risks or uncertainties materialize, or should any of the Trust’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

The following is a summary of information pertaining to the Trust and does not contain all the information about the Trust that may be important to you. You should read the more detailed information, including but not limited to the AIF, the Annual Financial Statements and the Annual MRFP that are incorporated by reference into and are considered to be a part of this prospectus supplement, and please refer to the heading “Sprott Physical Platinum and Palladium Trust” beginning on page 4 of the accompanying prospectus.

Organization of the Trust

Sprott Physical Platinum and Palladium Trust was established on December 23, 2011 under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of December 23, 2011, as amended and restated as of June 6, 2012 (the “Trust Agreement”). The Trust has received relief from certain provisions of National Instrument 81-102 – Investment Funds (“NI 81-102”), and, as such, the Trust is not subject to certain of the policies and regulations of the Canadian Securities Administrators that apply to other mutual funds.

The Trust’s registered office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1. The Manager acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement with the Trust. The Trustee, a trust company organized under the laws of Canada, acts as the trustee. The Trustee also acts as custodian on behalf of the Trust for the Trust’s assets other than physical gold and silver bullion. The Royal Canadian Mint (the “Mint”) acts as custodian on behalf of the Trust for the physical gold bullion and silver bullion owned by the Trust.

Management of the Trust

The Manager

Sprott Asset Management LP is the Manager of the Trust. The Manager acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement between the Trust and the Manager dated December 17, 2012. The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated as of September 17, 2008. The general partner of the Manager is the GP, which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The GP is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott Inc. is also the sole limited partner of the Manager. Sprott Inc. is a public company whose common shares are listed and posted for trading on the TSX and the NYSE under the symbol “SII”. See “Responsibility for Operation of the Trust - The Manager” in the AIF for further information.

As of December 31, 2024, the Manager, together with its affiliates and related entities, had assets under management totaling approximately U.S$31.5 billion, and provided management and investment advisory services to many entities, including private investment funds, exchange-listed products, mutual funds and discretionary managed accounts. The Manager also acts as: (A) manager of (i) the Sprott Physical Uranium Trust, a non-redeemable investment fund whose trust units are listed and posted on the TSX that invests and holds substantially all of its assets in physical uranium, (ii) the Sprott Physical Silver Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical silver bullion, (iii) the Sprott Physical Copper Trust, a closed-end trust whose trust units are listed and posted for trading on the TSX that invests and holds substantially all of its assets in physical copper, (iv) the Sprott Physical Gold and Silver Trust, a closed-end mutual fund trust whose units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold and silver bullion, and (v) the Sprott Physical Gold Trust, a closed-end mutual fund trust whose units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold bullion; and (B) sub-advisor for certain funds managed by Ninepoint LP, a Canadian public mutual fund manager.

The Manager is responsible for the day-to-day business and administration of the Trust, including management of the Trust’s portfolio and all clerical, administrative and operational services. The Trust maintains a public website that contains information about the Trust and the trust units. The internet address of the website is https://sprott.com/investment-strategies/physical-bullion-trusts/. This internet address is provided here only as a convenience to you, and the information contained on or connected to the website is not incorporated into, and does not form part of, this prospectus supplement.

Business of the Trust

Investment Objectives of the Trust

The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical platinum and palladium bullion. The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and will not speculate with regard to short-term changes in platinum and palladium prices. The Trust does not anticipate making regular cash distributions to unitholders.

Investment Strategies of the Trust

The Trust is expressly prohibited from investing in units or shares of other investment funds or collective investment schemes other than money market mutual funds and then only to the extent that its interest does not exceed 10% of the total net assets of the Trust.

The Trust may not borrow funds except under limited circumstances as set out in NI 81-102 and, in any event, not in excess of 10% of the total net assets of the Trust.

Borrowing Arrangements

As of the date of this prospectus supplement, the Trust has no borrowing arrangements in place and is unleveraged. The Trust has historically not used leverage and the Manager has no intention of doing so in the future (save for the short term borrowings to settle trades). Unitholders will be notified of any changes to the Trust’s use of leverage.

Trustee

The Trustee, a trust company organized under the federal laws of Canada, is the trustee of the Trust. The Trustee holds title to the Trust’s assets and has, together with the Manager, exclusive authority over the assets and affairs of the Trust. The Trustee has a fiduciary responsibility to act in the best interest of the unitholders.

The Custodians

The Trust employs two custodians. The Mint acts as custodian for the Trust’s physical platinum and palladium bullion pursuant to precious metals storage and custody agreements. The Mint is a Canadian Crown corporation, which acts as an agent of the Canadian Government, and its obligations generally constitute unconditional obligations of the Canadian Government. The Mint is responsible for and bears all risk of the loss of, and damage to, the Trust’s physical platinum and palladium bullion that is in the Mint’s custody, subject to certain limitations, including events beyond the Mint’s control and proper notice by the Manager.

The Mint has appointed Loomis International (USA) Inc. (“Loomis”) (formerly known as Via Mat International Ltd. through its subsidiary, Via Mat International (USA) Inc.) to act as sub-custodian of the physical palladium bullion on a fully allocated basis at vault facilities located in London or Zurich. Any sub-custodian engaged by the Mint will have vault facilities that are accepted as warehouses for the London Platinum and Palladium Market (“LPPM”).

The Trustee acts as custodian on behalf of the Trust for the Trust’s assets other than physical platinum and palladium bullion. The Trustee is only responsible for the Trust’s assets that are directly held by it, its affiliates or appointed sub-custodians.

Under the Trust Agreement the Manager, with the consent of the Trustee, may determine to change the custodial arrangements of the Trust.

RISK FACTORS

You should consider carefully the risks described in the “Risk Factors” on page 13 of the accompanying prospectus, which are incorporated by reference in this prospectus supplement, before making an investment decision. You should also refer to the other information included and incorporated by reference herein, including but not limited to, the AIF, the Annual Financial Statements and the Annual MRFP that are incorporated by reference herein. See “Documents Incorporated by Reference”.

USE OF PROCEEDS

The net proceeds from the offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of trust units through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the sales agreement. The Manager may bear the expenses of the distribution. The net proceeds will be used by the Trust to acquire physical platinum and palladium bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described herein. See “Sprott Physical Platinum and Palladium Trust — Business of the Trust — Investment Objectives of the Trust” and “Sprott Physical Platinum and Palladium Trust — Business of the Trust — Investment and Operating Restrictions” in the accompanying prospectus. Each time trust units are issued and sold under this prospectus supplement, the Trust will reimburse the Manager for expenses paid by it in respect of that drawdown, but only to the extent there is a sufficient premium between the NAV per trust unit and the market price at which each such trust unit is sold under the offering.

The offering and the use of the net proceeds from the offering are intended to be accretive to NAV per trust unit and are intended to lead to an increase in physical platinum and palladium owned per unitholder on an overall basis. The Manager believes that the offering may increase liquidity for the trust units with the goal to make the Trust more available for institutional investors. In addition, the offering may result in economies of scale which may lead to an ultimate decrease of expenses on a per trust unit basis. Due to the nature of the “at-the-market” offering, the Manager will be able to utilize the program immediately or from time to time when it deems it appropriate.

CAPITALIZATION

On March 28, 2025, the total NAV of the Trust and the NAV per unit of the Trust were U.S.$190,857,853.16 and U.S.$9.8096, respectively, and there were a total of 19,456,327 units of the Trust issued and outstanding.

DESCRIPTION OF THE UNITS OF THE TRUST

The Trust is authorized to issue an unlimited number of units of the Trust in one or more classes and series of a class. Currently, the Trust has issued only one class or series of trust units, which is the class of trust units that are qualified by this prospectus supplement. Each unit of a class or series of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of trust units. Trust units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the Trust Agreement. All trust units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Trust units and fractions thereof are issued only as fully paid and non-assessable. Trust units have no preference, conversion, exchange or pre-emptive rights. Each whole unit of the Trust of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

The Trust may not issue trust units except (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of trust unit distribution in connection with an income distribution.

Registration or transfers of the trust units will be made through CDS Clearing and Depository Services Inc., and/or the Depository Trust Company, each of which holds the trust units on behalf of its participants (i.e., brokers), which in turn may hold the trust units on behalf of their customers.

References in this prospectus supplement and the accompanying prospectus to a holder of trust units or unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in such trust units.

The Trust and the Manager do not have any liability for: (i) records maintained by a depository relating to the beneficial interests in the trust units or the accounts maintained by such depositary; (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or (iii) any advice or representation made or given by a depositary and made or given with respect to the rules and regulations of the depositary or any action taken by a depositary or at the direction of the depositary’s participants.

The Trust has the option to terminate registration of the trust units through the non-certificated inventory system in which case certificates for trust units in fully registered form will be issued to beneficial owners of such trust units or to their nominees.

PRIOR SALES

The following table summarizes the trust units that have been issued from treasury during the 12-month period before the date of this prospectus supplement, all of which have been issued pursuant to the sales agreement.

Date	Price Per Trust Unit (U.S.$)	Number of Trust Units Issued
April 3, 2024	9.8777	51,400
April 3, 2024	9.8903	45,800
April 4, 2024	10.0014	22,900
April 8, 2024	10.0816	118,000
April 8, 2024	10.0822	154,200
April 9, 2024	10.2858	110,000
April 9, 2024	10.2839	44,300
April 12, 2024	10.4137	83,816
April 12, 2024	10.4111	57,600
April 29, 2024	9.6163	90,000
April 29, 2024	9.6336	84,500
May 6, 2024	9.7253	36,156
May 9, 2024	9.8430	12,500
May 10, 2024	9.9896	7,800
May 10, 2024	9.9711	50,000
May 14, 2024	10.0470	110,000
May 14, 2024	10.0652	186,300
May 15, 2024	10.3264	112,500
May 17, 2024	10.4964	209,353
May 17, 2024	10.5085	214,000
May 21, 2024	10.5987	41,458
May 21, 2024	10.6008	72,900
May 30, 2024	10.1598	8,111
May 31, 2024	10.1161	15,800

Date	Price Per Trust Unit (U.S.$)	Number of Trust Units Issued
June 3, 2024	9.9546	34,579
June 4, 2024	9.9233	1,200
June 5, 2024	9.8231	98,000
June 5, 2024	9.8361	74,000
June 6, 2024	9.8316	55,747
June 6, 2024	9.8554	4,100
June 10, 2024	9.5604	32,720
June 12, 2024	9.4783	85,000
June 12, 2024	9.5108	32,800
June 14, 2024	9.3644	13,537
June 14, 2024	12.8917	16,300
June 17, 2024	9.4279	50,142
June 20, 2024	9.5889	50,000
June 20, 2024	9.6199	89,800
June 21, 2024	9.8263	97,000
June 21, 2024	9.8389	247,300
June 24, 2024	9.8915	26,600
June 28, 2024	9.8624	7,500
June 28, 2024	9.8324	18,303
July 2, 2024	9.9821	47,616
July 3, 2024	10.2081	13,100
July 23, 2024	9.4305	39,000
July 24, 2024	9.5439	19,400
July 29, 2024	9.3501	15,800
July 31, 2024	9.5023	50,000
July 31, 2024	9.4966	72,100
August 7, 2024	9.0553	20,427
August 8, 2024	9.1457	50,000
August 8, 2024	9.1631	4,000
August 15, 2024	9.4114	13,100
August 21, 2024	9.5180	13,053
August 23, 2024	9.5440	40,500
August 29, 2024	9.5296	42,500
September 11, 2024	9.7404	50,000
September 11, 2024	9.7364	37,100
September 12, 2024	9.9896	47,500
September 12, 2024	9.9881	33,200
September 19, 2024	10.3025	10,000
September 24, 2024	10.1544	66,800

Date	Price Per Trust Unit (U.S.$)	Number of Trust Units Issued
October 2, 2024	10.1153	24,542
October 10, 2024	10.1203	53,600
October 10, 2024	10.1339	100,000
October 17, 2024	10.2126	16,600
October 18, 2024	10.3610	192,260
October 18, 2024	10.3561	103,900
October 22, 2024	10.4714	205,000
October 22, 2024	10.4781	87,600
October 24, 2024	10.6601	660,939
October 24, 2024	10.6527	171,100
October 28, 2024	11.1735	160,000
October 28, 2024	11.1834	16,200
October 29, 2024	11.3106	174,521
October 29, 2024	11.2906	12,200
November 1, 2024	10.6659	13,887
November 5, 2024	10.4069	60,054
November 14, 2024	9.4736	65,849
November 14, 2024	9.4796	105,100
November 15, 2024	9.5317	70,422
November 15, 2024	9.5339	155,800
November 18, 2024	9.7223	233,318
November 18, 2024	9.7233	438,600
November 26, 2024	9.6082	11,700
November 27, 2024	9.6195	9,786
November 28, 2024	9.7312	26,900
November 29, 2024	9.6425	46,674
November 29, 2024	9.6496	4,900
December 9, 2024	9.5555	50,800
December 9, 2024	9.5648	25,000
January 30, 2025	9.6250	12,500
January 30, 2025	9.5718	18,100
February 10, 2025	9.7585	4,000
February 13, 2025	9.9021	28,833
February 18, 2025	9.8272	129,428
February 18, 2025	9.8244	68,800
February 20, 2025	9.8002	129,654
February 20, 2025	9.8027	10,200
March 3, 2025	9.5030	75,838
March 3, 2025	9.4979	84,000
March 4, 2025	9.5000	36,505
March 6, 2025	9.6026	7,379
March 6, 2025	9.6112	10,200
March 7, 2025	9.6055	27,500
March 7, 2025	9.5850	103,600
March 10, 2025	9.5900	36,400
March 11, 2025	9.5551	54,194
March 11, 2025	9.5490	100,000
March 17, 2025	9.8432	31,725
March 25, 2025	9.6905	24,345
March 25, 2025	9.7019	10,000
March 27, 2025	9.7560	101,057
March 27, 2025	9.7652	31,400
March 31, 2025	9.8146	56,880
March 31, 2025	9.8013	202,000

MARKET PRICE OF TRUST UNITS

The trust units are traded on the NYSE Arca under the symbol “SPPP” and on the TSX under the symbols “SPPP” (Canadian dollar denominated) and “SPPP.U” (U.S. dollar denominated). The following table sets forth the reported high and low prices and monthly average trading volume of the trust units on the TSX (as reported by the TSX) and the NYSE Arca (as reported by the NYSE Arca) for each month during the 12-month period before the date of this prospectus supplement.

Calendar Period	NYSE ARCA			TSX
				SPPP.U			SPPP
	High ($)	Low ($)	Average Volume	High (U.S.$)	Low (U.S.$)	Average Volume	High (Cdn$)	Low (Cdn$)	Average Volume
March 2024	10.11	8.98	38,874	9.83	8.99	340	13.75	12.31	10,023
April 2024	10.44	9.35	54,772	10.19	9.63	285	14.38	12.86	13,311
May 2024	10.63	9.40	60,469	10.64	9.44	902	14.54	12.88	13,244
June 2024	10.04	9.27	49,915	9.95	9.36	302	13.60	12.75	19,058
July 2024	10.23	9.03	29,168	10.20	9.15	3,525	13.95	12.66	6,991
August 2024	9.68	8.70	20,200	9.64	8.86	207	13.08	12.11	4,766
September 2024	10.32	9.05	26,989	10.19	9.08	244	14.02	12.28	7,229
October 2024	11.39	9.77	98,064	11.37	9.89	1,038	15.82	13.24	19,582
November 2024	10.68	9.37	83,602	10.53	9.45	548	14.82	13.16	16,165
December 2024	9.66	8.84	42,453	9.57	8.87	1,671	13.68	12.68	7,221
January 2025	9.83	8.96	24,758	9.80	8.87	138	14.22	12.92	5,350
February 2025	9.92	9.26	80,695	9.87	9.37	1,191	14.31	13.37	14,333
March 1 – 28, 2025	9.90	9.34	49,780	9.77	9.35	2,900	14.16	13.55	11,507

PLAN OF DISTRIBUTION

Pursuant to the sales agreement the Trust may offer and sell from time to time up to U.S.$50,000,000 of trust units through the Agents in connection with this offering. The Trust has previously sold an aggregate of 4,936,390 trust units for aggregate gross proceeds of U.S.$49,789,457.88 pursuant to the sales agreement and the prospectus supplement dated September 9, 2024, as amended and restated on December 6, 2024. Under this prospectus supplement, and in accordance with the terms of the sales agreement, the Trust may offer and sell up to U.S.$50,000,000 of trust units from and after the date hereof.

Sales of the trust units pursuant to the sales agreement will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, consisting of sales made directly on the TSX and the NYSE Arca or any other “marketplace” (as such term is defined in NI 21-101) in Canada and the United States. Subject to the terms and conditions of the sales agreement and upon instructions from the Trust, the Agents will sell the trust units directly on the TSX and the NYSE Arca or any other “marketplace” (as such term is defined in NI 21-101) in Canada and the United States. The Trust will instruct the Agents as to the number of trust units to be sold by them. The Trust or the Agents may suspend the offering of trust units upon proper notice and subject to other conditions.

In accordance with paragraph 9.3(2) of NI 81-102, the issue price of the trust units will not (a) as far as reasonably practicable, be a price that causes dilution of the NAV of the Trust’s other outstanding securities at the time of issue and (b) be a price that is less than the most recently calculated NAV per trust unit. Accordingly, the trust units sold pursuant to the offering will not be sold at an issue price that is less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance.

To compensate an Agent for its services in acting as agent in the sale of trust units, the Trust will pay a cash commission of up to 3.0% of the aggregate gross proceeds of sales made by such Agent(s) pursuant to the sales agreement. The Trust estimates that the total expenses that it will incur for the offering (including fees payable to stock exchanges, securities regulatory authorities and the Trust’s counsel and its auditors, but excluding compensation payable to the Agents under the terms of the sales agreement) will be approximately U.S.$75,000, which costs may be borne by the Manager. The Trust has also agreed to reimburse the Agents for certain specified expenses, including the fees and disbursements of its legal counsel in an amount not to exceed U.S.$25,000. There is no arrangement for funds to be received in an escrow trust or similar arrangement.

Settlement for sales of the trust units are expected to occur on the first business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to the Trust. There is no arrangement for funds to be received in an escrow trust or similar arrangement. Sales of trust units in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Trust and the U.S. Agents may determine. Sales of trust units in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Trust and the Canadian Agents may determine.

None of the U.S. Agents are registered as a dealer in any Canadian jurisdiction and, accordingly, the U.S. Agents will only sell trust units on marketplaces in the United States and are not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the trust units in Canada. The Canadian Agents may only sell trust units in Canada.

In connection with the sale of the trust units on behalf of the Trust, the Agents will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the compensation of the Agents will be deemed to be underwriting commissions or discounts. The Trust has agreed to provide indemnification and contribution to the Agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of trust units pursuant to the sales agreement will terminate upon the termination of the sales agreement as permitted therein. The Agents may terminate the sales agreement under the circumstances specified in the sales agreement. Each of the Trust and the Agents may also terminate the sales agreement upon giving the other party ten days’ notice.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Trust and its affiliates, for which services they may in the future receive customary fees. No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units distributed under this prospectus supplement, including selling an aggregate number or principal amount of trust units that would result in the underwriter or dealer creating an over-allocation position in the trust units. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the trust units while the offering is ongoing under this prospectus supplement.

The trust units offered by this prospectus supplement have been approved for listing on the NYSE Arca and on the TSX.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by an Agent, and the Agents may distribute this prospectus supplement and the accompanying prospectus electronically.

Expenses of Issuance and Distribution

The expenses of the issuance and distribution may be borne by the Manager. Each time trust units are issued and sold under this prospectus supplement, the Trust will reimburse the Manager for expenses paid by it in respect of that drawdown, but only to the extent there is a sufficient premium between the NAV per trust unit and the market price at which each such trust unit is sold under the offering.

Selling Restrictions Outside of the United States and Canada

Other than in the United States and Canada, no action has been taken by the Trust that would permit a public offering of the trust units offered by this prospectus supplement in any jurisdiction outside the United States and Canada where action for that purpose is required. The trust units offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such trust units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any trust units offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The accompanying prospectus describes certain material U.S. federal income tax consequences to U.S. Holders (as such term is defined in the accompanying prospectus) of the ownership and disposition of trust units. Please refer to the heading “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” beginning on page 21 of the accompanying prospectus and “Material Tax Considerations — Backup Withholding and Information Reporting” beginning on page 26 of the accompanying prospectus.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act provisions of Hiring Incentives to Restore Employment Act (“FATCA”) provide that the Trust must disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, an interest in the Trust, as well as certain other information relating to any such interest pursuant to an Intergovernmental Agreement between the United States and Canada (the “Canadian IGA”) and any applicable Canadian legislation or regulations implementing the Canadian IGA. If the Trust fails to comply with these requirements, then a 30% withholding tax will be imposed on payments to the Trust of U.S. source interest and U.S. source dividend income. The withholding provisions of FATCA applicable to proceeds from the sale of property that could give rise to U.S. source interest or dividends have been delayed by temporary Treasury regulations and would be eliminated by proposed Treasury regulations.

Material Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general description of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to the acquisition, holding and disposition of trust units by a unitholder. This description is generally applicable to a unitholder who deals at arm’s length and is not affiliated with the Trust and holds trust units as capital property. Trust units will generally be considered capital property to a unitholder unless the unitholder holds the trust units in the course of carrying on a business of trading or dealing in securities or has acquired the trust units in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian-resident unitholders who might not otherwise be considered to hold their trust units as capital property may be entitled to have their trust units (and every other “Canadian security” owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances.

This description is not applicable to a unitholder: (i) that is a “financial institution”, (ii) that is a “specified financial institution”, (iii) that has elected to determine its “Canadian tax results” in accordance with the “functional currency” rules in the Tax Act, (iv) an interest in which is a “tax shelter investment”, or (v) who enters into a “derivative forward agreement” with respect to the trust units (as all such terms are defined in the Tax Act). This description assumes that the Trust is not subject to a “loss restriction event”, as defined in the Tax Act. In addition, this description does not address the deductibility of interest by a unitholder who has borrowed to acquire trust units. All such unitholders should consult with their own tax advisors.

This description is also based on the assumption (discussed below under “Material Tax Considerations – Material Canadian Federal Income Tax Considerations - Canadian Taxation of the Trust - SIFT Trust Rules”) that the Trust will at no time be a “SIFT trust” as defined in the Tax Act and that the Trust will qualify at all times as a “unit trust” and a “mutual fund trust” within the meaning of the Tax Act. The Manager expects that the Trust will meet the requirements necessary for it to qualify as a mutual fund trust at all times.

This description is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current administrative and assessing policies of the Canada Revenue Agency (the “CRA”). There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. This description further assumes that the Trust will comply with the Trust Agreement and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters. Except for the Tax Proposals, this description does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This description is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in trust units. Moreover, the income and other tax consequences of acquiring, holding or disposing of trust units will vary depending on a taxpayer’s particular circumstances. Accordingly, this description is of a general nature only and is not intended to constitute legal or tax advice to any unitholder or prospective purchaser of trust units. You should consult with your own tax advisors about tax consequences of an investment in trust units based on your particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of trust units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Qualification as a Mutual Fund Trust

One of the conditions to qualify as a mutual fund trust for the purposes of the Tax Act is that the Trust has not been established or maintained primarily for the benefit of non-residents unless, at all times, all or substantially all of the Trust’s property consists of property other than “taxable Canadian property” within the meaning of the Tax Act. Physical platinum and palladium bullion is not “taxable Canadian property”. Accordingly, based on the investment objectives and investment restrictions, the Trust should not hold any such property.

In addition, to qualify as a mutual fund trust: (i) the Trust must be a Canadian resident “unit trust” for purposes of the Tax Act; (ii) the only undertaking of the Trust must be (a) the investing of its funds in property (other than real property or interests in real property), or (b) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Trust, or (c) any combination of the activities described in (a) and (b); and (iii) the Trust must comply with certain minimum requirements regarding the ownership and dispersal of trust units (the “minimum distribution requirements”). In this regard, the Manager intends to cause the Trust to qualify as a unit trust throughout the life of the Trust; that the Trust’s undertaking conforms with the restrictions for mutual fund trusts; and that it has no reason to believe at the date hereof that the Trust will not comply with the minimum distribution requirements at all material times.

If the Trust were not to qualify as a mutual fund trust at all times, the income tax considerations described in this description and under “Eligibility Under the Tax Act for Investment by Canadian Exempt Plans” in the accompanying prospectus would, in some respects, be materially and adversely different.

Canadian Taxation of the Trust

Each taxation year of the Trust will end on December 31. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to unitholders. An amount will be considered to be payable to a unitholder in a taxation year if it is paid to the unitholder in the year by the Trust or if the unitholder is entitled in that year to enforce payment of the amount. The Trust intends to deduct, in computing its income in each taxation year, such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of trust units during the year. Based on the foregoing, the Trust will generally not be liable for income tax under Part I of the Tax Act.

One-half of the amount of any capital gain (a “taxable capital gain”) realized by the Trust in a taxation year must be included in computing the Trust’s income for the year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Trust in a taxation year must be deducted against any taxable capital gains realized by the Trust in the year. Any excess of allowable capital losses over taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Trust to the extent and under the circumstances described in the Tax Act.

The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that such transactions give rise to ordinary income rather than capital gains — although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of physical platinum and palladium bullion with no intention of disposing of such bullion except in specie on a redemption of trust units likely would not represent an adventure in the nature of trade so that a disposition, on a redemption of trust units, of physical platinum and palladium bullion that previously had been acquired without such intention would likely give rise to a capital gain (or capital loss) to the Trust. As the Manager intends for the Trust to be a long-term holder of physical platinum and palladium bullion and does not anticipate that the Trust will sell its physical platinum and palladium bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical platinum and palladium bullion as capital gains (or capital losses). If the CRA were to assess or reassess the Trust on the basis that gains realized on dispositions of physical platinum and palladium bullion were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act to the extent such gains were not distributed to unitholders, which could reduce the NAV for all unitholders.

The Trust will also be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust’s income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

The Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains). No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital. The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue trust units. The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro rated where the Trust’s taxation year is less than 365 days.

Losses incurred by the Trust in a taxation year cannot be allocated to unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

SIFT Trust Rules

The Trust will be a “SIFT trust” as defined in the Tax Act for a taxation year of the Trust if in that year the trust units are listed or traded on a stock exchange or other public market and the Trust holds one or more “non-portfolio properties”, as defined in the Tax Act. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.

Physical platinum and palladium bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm’s length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of “securities” (the term “security” is broadly defined in the Tax Act) of other entities could also be non-portfolio property.

The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. The mere holding by the Trust of physical platinum and palladium bullion as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Unitholders

Unitholders Resident in Canada

This part of the general description of the principal Canadian federal income tax considerations is applicable to a unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times (a “Canadian unitholder”). This portion of the description is primarily directed at unitholders who are individuals. Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

Canadian unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian unitholder in the particular taxation year, whether such amount is received in additional trust units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian unitholder will effectively retain its character and be treated as such in the hands of the unitholder for purposes of the Tax Act.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian unitholder in a taxation year will not be included in computing the Canadian unitholder’s income for the year. Any other amount in excess of the income of the Trust that is paid or payable to a Canadian unitholder in such year also will not generally be included in the Canadian unitholder’s income for the year. However, where such other amount is paid or payable to a Canadian unitholder (other than as proceeds of disposition of trust units), the Canadian unitholder generally will be required to reduce the adjusted cost base of a trust unit to the Canadian unitholder by such amount. To the extent that the adjusted cost base of a trust unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian unitholder from the disposition of the trust unit and the Canadian unitholder’s adjusted cost base in respect of the trust unit will be increased by the amount of such deemed capital gain to zero.

Upon the actual or deemed disposition of a trust unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the trust unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the trust unit to the Canadian unitholder and any costs of disposition. For the purpose of determining the adjusted cost base to a Canadian unitholder of a trust unit, when a trust unit is acquired, the cost of the newly acquired trust unit will be averaged with the adjusted cost base of all trust units owned by the Canadian unitholder as capital property that were acquired before that time. For this purpose, the cost of trust units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian unitholder in trust units. A consolidation of trust units following a distribution paid in the form of additional trust units will not be regarded as a disposition of trust units and will not affect the aggregate adjusted cost base to a Canadian unitholder of trust units.

One-half of capital gains (“taxable capital gains”) are included in an individual’s income and one-half of capital losses (“allowable capital losses”) are generally deductible only against taxable capital gains. Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act. Capital gains realized by individuals may give rise to alternative minimum tax.

If, at any time, the Trust delivers physical platinum and palladium bullion to any Canadian unitholder upon a redemption of a Canadian unitholder’s trust units, the Canadian unitholder’s proceeds of disposition of the trust units will generally be equal to the aggregate of the fair market value of the distributed physical platinum and palladium bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such physical platinum and palladium bullion and allocated to the Canadian unitholder. The cost of any physical platinum and palladium bullion distributed by the Trust in specie will generally be equal to the fair market value of such physical platinum and palladium bullion at the time of the distribution.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under “Material Tax Considerations – Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust”). When the Trust distributes physical platinum and palladium bullion on the redemption of trust units by Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) may be designated as taxable capital gains of such unitholders, subject to the rules relating to the allocation of capital gains to redeeming unitholders discussed below.

A trust that is a “mutual fund trust” for purposes of the Tax Act throughout a taxation year that paid or made payable to a unitholder an amount on a redemption of units (the “allocated amount”) will be denied a deduction in computing its income for the taxation year in respect of the portion of the allocated amount (a) that would be, without reference to subsection 104(6) of the Tax Act, an amount paid out of the income (other than taxable capital gains) of the trust, and (b) that is a capital gain of the trust designated to a unitholder on a redemption of units that exceeds the capital gain that would otherwise have been realized by the unitholder on the redemption, if the unitholder’s proceeds from the disposition of that unit do not include the allocated amount. To the extent the Trust would be denied a deduction in respect of taxable capital gains that would otherwise have been designated to redeeming unitholders, such taxable capital gains may be made payable to the remaining, non-redeeming unitholders to ensure the Trust will not be liable for non-refundable income tax thereon. Accordingly, the amounts of taxable distributions made to unitholders of the Trust may be greater than they would have been in the absence of such rules.

If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

Unitholders Not Resident in Canada

This portion of the description is applicable to a unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its trust units in connection with a business that the unitholder carries on, or is deemed to carry on, in Canada at any time, and is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere (a “Non-Canadian unitholder”). Prospective non-resident purchasers of trust units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

Any amount paid or credited by the Trust to a Non-Canadian unitholder as income of or from the Trust, whether such amount is received in additional trust units or cash (other than an amount that the Trust has designated in accordance with the Tax Act as a taxable capital gain) generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian unitholder’s jurisdiction of residence. Pursuant to the Convention Between Canada and the United States of America With Respect to Taxes on Income and on Capital, as amended (the “Treaty”), a Non-Canadian unitholder who is a resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust. A Non-Canadian unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such unitholder.

Any amount paid or credited by the Trust to a Non-Canadian unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of trust units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

The Trust does not presently own any “taxable Canadian property” and does not intend to own any taxable Canadian property. However, if the Trust realizes a capital gain on the disposition of a taxable Canadian property and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Non-Canadian unitholder, there may be Canadian withholding tax at the rate of 25% (unless reduced by an applicable tax treaty) on both the taxable and non-taxable portions of the gain.

Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian unitholder (including the non-taxable portion of capital gains realized by the Trust) generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Non-Canadian unitholder, otherwise than as proceeds of disposition or deemed disposition of trust units or any part thereof, the amount generally will reduce the adjusted cost base of the trust units held by such Non-Canadian unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian unitholder will not reduce the adjusted cost base of the trust units held by the Non-Canadian unitholder). If, as a result of such reduction, the adjusted cost base to the Non-Canadian unitholder in any taxation year of trust units would otherwise be a negative amount, the Non-Canadian unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of trust units. Such capital gain will not be subject to tax under the Tax Act, unless the trust units represent “taxable Canadian property” to such Non-Canadian unitholder. The Non-Canadian unitholder’s adjusted cost base in respect of trust units will, immediately after the realization of such capital gain, be zero.

A disposition or deemed disposition of a trust unit by a Non-Canadian unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the trust unit does not constitute “taxable Canadian property” of the Non-Canadian unitholder for purposes of the Tax Act. Trust units will not be “taxable Canadian property” of a Non-Canadian unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian unitholder, (i) 25% or more of the issued trust units were owned by or belonged to one or more of the Non-Canadian unitholder, persons with whom the Non-Canadian unitholder did not deal at arm’s length and partnerships in which the Non-Canadian unitholder or persons with whom the non-Canadian unitholder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships; and (ii) the trust units derived directly or indirectly more than 50% of their fair market value from any combination of “Canadian resource properties” (which definition in the Tax Act does not include platinum or palladium bullion), real or immovable property situated in Canada, “timber resource properties” (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in such properties, whether or not such property exists or the trust units were otherwise deemed to be taxable Canadian property. Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical platinum and palladium bullion, the trust units should not be taxable Canadian property.

Even if trust units held by a Non-Canadian unitholder were “taxable Canadian property”, a capital gain from the disposition of trust units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention. A capital gain realized on the disposition of trust units by a Non-Canadian unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

Non-Canadian unitholders whose trust units constitute “taxable Canadian property” and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under “Material Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of Unitholders — Unitholders Resident in Canada” relating to the Canadian tax consequences in respect of a disposition of a trust unit.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under “Material Tax Considerations – Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust”) and that it anticipates that when the Trust distributes physical platinum and palladium bullion on the redemption of trust units by Non-Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under “Material Tax Considerations – Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust” generally will be designated as taxable capital gains of such unitholders, subject to the rules relating to the allocation of capital gains to redeeming unitholders discussed above. If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions, and Non-Canadian unitholders will not be subject to tax under the Tax Act on amounts so designated. However, if the CRA were to consider that such gains instead were gains from an adventure in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above. Similarly, if the Trust disposed of physical platinum and palladium bullion (or other assets) at a gain and designated the relevant portion of that gain as a taxable capital gain of a Non-Canadian unitholder who had redeemed trust units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to treat such gain as being from an adventure in the nature of trade rather than as a capital gain.

In addition to the foregoing, if the CRA were to assess or reassess the Trust itself on the basis that gains were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act, which could reduce the NAV for all unitholders, including Non-Canadian unitholders.

International Information Reporting

Generally, investors will be required to provide their dealer with information related to their tax residency or citizenship and, if applicable, a foreign tax identification number. If an investor does not provide the information or is identified as a U.S. citizen or a foreign (including U.S.) tax resident, additional details about the investor and their investment in the Trust will be reported to the CRA, unless the investment is held within a Registered Plan (as defined below). The CRA will provide that information to the U.S. Internal Revenue Service (in the case of U.S. tax residents or citizens) or the relevant tax authority of any country that is a signatory of the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information or that has otherwise agreed to a bilateral information exchange with Canada.

Taxation of Registered Plans

Provided that either (i) the Trust qualifies as a “mutual fund trust” within the meaning of the Tax Act or (ii) the trust units are listed on a “designated stock exchange” (which currently includes the TSX and the NYSE Arca) for purposes of the Tax Act, the trust units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for deferred profit sharing plans, tax-free savings accounts (“TFSAs”), registered disability savings plans (“RDSPs”), registered education savings plans (“RESPs”), first home savings accounts (“FHSAs”), RRSPs and registered retirement income funds (“RRIFs”) collectively (“Registered Plans”).

Notwithstanding that the trust units may be qualified investments for RRSPs, RRIFs, RESPs, FHSAs, RDSPs, and TFSAs, the subscriber of a RESP, the holder of a RDSP, FHSA or TFSA, or the annuitant under a RRSP or RRIF, as the case may be, will be subject to penalty taxes in respect of the trust units if such properties are a “prohibited investment” (as defined in the Tax Act) for the RESP, RDSP, FHSA, TFSA, RRSP or RRIF, as applicable. Trust units will not generally be a prohibited investment provided that the subscriber, holder or annuitant, as applicable, deals at arm’s length with the Trust for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in the Trust. Generally, a subscriber, holder or annuitant, as the case may be, will not have a “significant interest” in the Trust unless the subscriber, holder, or annuitant, as the case may be, owns interests as a beneficiary under the Trust that have a fair market value of 10% or more of the fair market value of the interests of all beneficiaries under the Trust, either alone or together with persons and partnerships with which the subscriber, holder or annuitant, as the case may be, does not deal at arm’s length. In addition, the trust units will not be a “prohibited investment” if such units are “excluded property” as defined in the Tax Act for a trust governed by a RESP, RDSP, FHSA, TFSA, RRSP or RRIF.

Amounts of income and capital gains included in a Registered Plan’s income are generally not taxable under Part I of the Tax Act, provided that the trust units are qualified investments for the Registered Plan. Unitholders should consult their own advisors regarding the tax implications of establishing, amending, terminating or withdrawing amounts from a Registered Plan.

U.S. ERISA CONSIDERATIONS

The accompanying prospectus describes the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and how it imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (collectively “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. Please refer to the heading “U.S. ERISA Considerations” beginning on page 34 of the accompanying prospectus.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Annual Financial Statements, incorporated in this prospectus supplement by reference, have been audited by KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as stated in their report, which is incorporated herein by reference. KPMG LLP has confirmed that they are independent with respect to the Trust within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Trust under all relevant U.S. professional and regulatory standards for the period under audit in respect of the Trust’s financial year ended December 31, 2024.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of trust units offered hereby will be passed upon by Stikeman Elliott LLP, Toronto, Ontario, Canada, on behalf of the Trust. Seward & Kissel LLP, New York, New York, is acting as special U.S. counsel to the Trust. Certain legal matters in connection with the offering will be passed upon for the Agents by Borden Ladner Gervais LLP, Toronto, Ontario, Canada, as to Canadian legal matters, and Cooley LLP, New York, New York as to U.S. legal matters. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 - Annual Information Form) of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of the units of the Trust or the securities of any associate or affiliate of the Trust.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the consents of auditors, counsel and any experts identified herein, if applicable, powers of attorney from the Trust’s directors and officers, as applicable, and the sales agreement have been, or will be furnished to the SEC under the cover of Form 6-K and are hereby incorporated by reference as an exhibit to the registration statement on Form F-10 (File No. 333-281996) of which this prospectus supplement forms a part.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of trust units distributed under an “at-the-market distribution” by the Trust do not have the right to withdraw from an agreement to purchase the trust units and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to trust units purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the trust units purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of trust units distributed under an “at-the-market distribution” by the Trust may have against the Trust or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

WHERE YOU CAN FIND MORE INFORMATION

The Trust is subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, the Trust files or furnishes reports and other information with or to the SEC and with the securities regulatory authorities of each of the provinces and territories of Canada. Under the MJDS, the Trust may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Trust is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal unitholders of the Trust are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Trust is not required to publish financial statements as promptly as United States companies.

The reports and other information that the Trust files with, or furnishes to, the SEC may be accessed electronically through EDGAR at www.sec.gov. Copies of reports, statements and other information that the Trust files with the Canadian provincial and territorial securities regulatory authorities are electronically available from SEDAR+ at www.sedarplus.ca.

This short form prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Sprott Asset Management LP, the manager of Sprott Physical Platinum and Palladium Trust, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 6, 2024

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

U.S.$100,000,000

Trust Units

Sprott Physical Platinum and Palladium Trust (the “Trust”) may offer from time to time, during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (this “prospectus”) remains effective, up to U.S.$100,000,000 of transferable, redeemable trust units (the “trust units”). Each trust unit represents an equal, fractional, undivided beneficial interest in the net assets of the Trust attributable to the particular class of trust units. The Trust is a closed-end mutual fund trust established under the laws of the Province of Ontario and is managed by Sprott Asset Management LP (the “Manager”). See “Sprott Physical Platinum and Palladium Trust - Management of the Trust - The Manager” for further information about the Manager. The Trust was established to invest and hold substantially all of its assets in physical platinum and palladium bullion. See “Sprott Physical Platinum and Palladium Trust - Business of the Trust - Investment Objectives of the Trust” for further information about the Trust’s investment objectives.

The specific terms of the trust units offered, including the number of trust units offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distribution (“NI 44-102”)), will be described in supplements to this prospectus (each a “prospectus supplement”). All shelf information omitted from this prospectus under applicable laws will be contained in one or more prospectus supplements. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the trust units to which the prospectus supplement pertains. A prospectus supplement may include specific terms pertaining to the trust units that are not within the alternatives or parameters described in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

This prospectus may qualify an “at-the-market” distribution as defined in NI 44-102.

The trust units are listed and posted for trading on the New York Stock Exchange Arca (the “NYSE Arca”) under the symbol “SPPP” and on the Toronto Stock Exchange (the “TSX”) under the symbols “SPPP” (Canadian dollar denominated) and “SPPP.U” (U.S. dollar denominated). On the last trading day prior to the date hereof, the closing price of the trust units on NYSE Arca and the TSX were U.S.$9.29 and Cdn$12.50, respectively.

The Trust may sell the trust units to or through underwriters or dealers purchasing as principals to one or more purchasers directly, or through agents designated from time to time by the Manager on behalf of the Trust. Subject to the provisions of the Trust Agreement (as defined below) pursuant to which the Trust is governed, the trust units may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing market price of the trust units or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the trust units. The prospectus supplement relating to a particular offering of the trust units will identify each underwriter, dealer or agent engaged by the Trust in connection with the offering and sale of the trust units, and will set forth the terms of the offering of such trust units, the method of distribution of such trust units including, to the extent applicable, the proceeds to the Trust, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material term of the plan of distribution. In connection with such offering, other than an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to stabilize or maintain the market price of the trust units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under provisions of that Act or any other legislation.

No underwriter or dealer involved in an “at-the-market” distribution, no affiliate of such underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units distributed under the “at-the-market” prospectus including selling an aggregate number or principal amount of trust units that would result in the underwriter or dealer creating an over-allocation position in the trust units.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE TRUST UNITS OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Trust is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. The Trust prepares its financial statements, which are incorporated by reference in this prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These financial statements may not be comparable to the financial statements of United States issuers.

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Purchasing the trust units may subject you to tax consequences both in the United States and Canada. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement.

Your ability to enforce civil liabilities under United States federal securities laws or securities laws of other relevant jurisdictions may be affected adversely because we are a mutual fund trust established under the laws of the Province of Ontario. Each of the Trust, the Manager, and Sprott Asset Management GP Inc. (the “GP”), which is the general partner of the Manager, is organized under the laws of the Province of Ontario, Canada, and the Trust’s trustee, RBC Investor Services Trust (“RBC Investor Services” or the “Trustee”), is organized under the federal laws of Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States or EU Member States. In addition, the directors and officers of the Trustee and the GP are residents of jurisdictions other than the United States or EU Member States and all or a substantial portion of the assets of those persons are or may be located outside such jurisdictions.

Whitney George, a director of the GP, resides outside of Canada. Mr. George has appointed the Trust, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1, as his agent for service of process in Canada. It may not be possible for you to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the person has appointed an agent for service of process.

See “Risk Factors” for a discussion of certain considerations relevant to an investment in the trust units offered hereby. In the opinion of Stikeman Elliott LLP, counsel to the Trust, the trust units, once offered under a prospectus supplement, will be qualified investments for certain funds, plans and accounts under the Income Tax Act (Canada) (the “Tax Act”) subject to the qualifications set out under the heading “Eligibility Under the Tax Act for Investment by Canadian Exempt Plans”.

The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to “$”, “U.S.$”, “United States dollars”, “U.S. dollars” or “dollars” are to the currency of the United States and all references to “Cdn$” or “Canadian dollars” are to the currency of Canada.

The registered and head office of the Trust is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1.

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FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with IFRS. The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to “$”, “U.S.$”, “United States dollars”, “U.S. dollars” or “dollars” are to the currency of the United States and all references to “Cdn$” or “Canadian dollars” are to the currency of Canada.

EXCHANGE RATE

The following table sets out certain exchange rates based upon the daily average rate published by the Bank of Canada. The rates are set out as United States dollars per Cdn$1.00.

	Years Ended December 31,
	2022	2023
Low	$0.7217	$0.7207
High	$0.8031	$0.7617
Average	$0.7692	$0.7410
End	$0.7383	$0.7561

On September 5, 2024, the daily average rate for United States dollars in terms of Canadian dollars, as quoted by the Bank of Canada was Cdn$1.00 = U.S.$0.7400.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference in this prospectus is certain information contained in documents filed by the Trust with the securities regulatory authorities in each of the provinces and territories of Canada. This means that the Trust is disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently-filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus on request without charge by contacting the Manager, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099 (toll free number: 1-855-943-8099), as well as through the sources described below under “Additional Information”.

The following documents are specifically incorporated by reference in this prospectus:

(a)	the annual information form of the Trust for its fiscal year ended December 31, 2023, dated March 25, 2024 (the “AIF”);

(b)	the audited annual financial statements of the Trust of at and for its fiscal year ended December 31, 2023 (the “Annual Financial Statements”), and the report of the independent registered public accounting firm dated March 25, 2024;

(c)	the management report of fund performance of the Trust for its fiscal year ended December 31, 2023 (the “Annual MRFP”);

(d)	the unaudited interim financial statements of the Trust as at and for the three and six month periods ended June 30, 2024 (the “Interim Financial Statements”); and

(e)	the management report of fund performance of the Trust for the three and six month periods ended June 30, 2024 (the “Interim MRFP”).

Any documents of the type referred to in the preceding paragraph with respect to the Trust or material change reports (other than confidential material change reports) or any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) required to be incorporated by reference herein pursuant to NI 44-101, as well as all prospectus supplements (solely for the purposes of the offering of trust units covered by that prospectus supplement unless otherwise provided therein) disclosing additional or updated information filed by the Trust with the securities regulatory authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date of issuance of the receipt for this prospectus, shall be deemed to be incorporated by reference in this prospectus.

When new documents of the type referred to in the paragraphs above are filed by the Trust with the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim financial statements (and management reports of fund performance of the Trust relating thereto) and certain prospectus supplements filed by the Trust with the securities regulatory authorities in Canada before the commencement of the financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

The documents identified above as incorporated by reference into this prospectus have been filed with the SEC as follows: (1) the AIF has been filed as Exhibit 99.5 to the Trust’s annual report on Form 40-F filed with the SEC on March 25, 2024; (2) the Annual Financial Statements have been filed as Exhibit 99.6 to the Trust’s annual report on Form 40-F filed with the SEC on March 25, 2024; (3) the Annual MRFP has been filed as Exhibit 99.6 to the Trust’s annual report on Form 40-F filed with the SEC on March 25, 2024; and (4) the Interim Financial Statements and the Interim MRFP have been filed as Exhibit 99.1 to the Trust’s Report on Form 6-K filed with the SEC on August 16, 2024.

In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, the Trust may incorporate by reference into this prospectus, or the registration statement of which it forms a part, other information from documents that the Trust will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

A prospectus supplement containing the specific terms of any trust units offered will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of trust units covered by that prospectus supplement unless otherwise provided therein.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ADDITIONAL INFORMATION

The Trust intends to file with the SEC a registration statement on Form F-10 of which this prospectus will form a part. This prospectus does not contain all the information set out in the registration statement. For further information about the Trust and the trust units, please refer to the registration statement, including the exhibits to the registration statement.

The Trust is subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, the Trust files reports and other information with the SEC and with the securities regulatory authorities of each of the provinces and territories of Canada. Under the MJDS, the Trust may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Trust is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal unitholders of the Trust are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Trust is not required to publish financial statements as promptly as United States companies.

The SEC maintains a website (www.sec.gov) that makes available reports and other information that the Trust files electronically with it, including the registration statement that the Trust has filed with respect hereto.

Copies of reports, statements and other information that the Trust files with the Canadian provincial and territorial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedarplus.ca).

ENFORCEABILITY OF CIVIL LIABILITIES

Each of the Trust, the Manager, and the GP is organized under the laws of the Province of Ontario, Canada, and the Trustee is organized under the federal laws of Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States or EU Member States. In addition, the directors and officers of the Trustee and the GP are residents of jurisdictions other than the United States or EU Member States and all or a substantial portion of the assets of those persons are or may be located outside such jurisdictions.

As a result, you may have difficulty serving legal process within your jurisdiction upon any of the Trust, the Trustee, the Manager or the GP or any of their directors or officers, as applicable, or enforcing judgments obtained in courts in your jurisdiction against any of them or the assets of any of them located outside your jurisdiction, or enforcing against them in the appropriate Canadian court judgments obtained in courts of your jurisdiction, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States or an EU Member State, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the GP or any of their directors or officers, as applicable, based upon the United States federal securities laws or securities laws of an EU Member State.

While you, whether or not a resident of the United States or United Kingdom, may be able to commence an action in Canada relating to the Trust and may also be able to petition Canadian courts to enforce judgments obtained in the courts of any part of the United States or United Kingdom against any of the Trust, the Trustee, the Manager or the GP or any of their directors or officers, in the case of the United Kingdom, in accordance with the Convention between the Government of Canada and the Government of the United Kingdom of Great Britain and Northern Ireland providing for the Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters (in force since January 1, 1987), you may face additional requirements serving legal process within the United States or United Kingdom upon or enforcing judgments obtained in the United States or United Kingdom courts against any of them or the assets of any of them located outside the United States or United Kingdom, or enforcing against any of them in the appropriate Canadian courts judgments obtained in the courts of any part of the United States or United Kingdom, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the GP or any of their directors or officers, as applicable.

In the United States, the Trust and the Trustee will each file with the SEC, concurrently with the Trust’s registration statement on Form F-10, an appointment of agent for service of process on separate Forms F-X. Under such Forms F-X, the Trust and the Trustee will appoint Puglisi & Associates as their agent.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus, including any documents incorporated by reference, that are not purely historical are forward-looking statements. The Trust’s forward-looking statements include, but are not limited to, statements regarding its or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	trading of the trust units on NYSE Arca or the TSX;

●	the Trust’s objectives and strategies to achieve the objectives; and

●	the platinum and palladium industry, sources of and demand for physical platinum and palladium bullion, and the performance of the platinum and palladium market.

The forward-looking statements contained in this prospectus, including any document incorporated by reference, are based on the Trust’s current expectations and beliefs concerning future developments and their potential effects on the Trust. There can be no assurance that future developments affecting the Trust will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks, uncertainties and assumptions include those factors described under the heading “Risk Factors” in this prospectus and in any prospectus supplement, as well as, without limitation, the following:

●	success in retaining or recruiting, or changes required in, the officers or key employees of the Manager; and

●	success in obtaining physical platinum and palladium bullion in a timely manner and allocating such platinum and palladium;

Should one or more of these risks or uncertainties materialize, or should any of the Trust’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

The following is a summary of information pertaining to the Trust and does not contain all the information about the Trust that may be important to you. You should read the more detailed information, including but not limited to the AIF, the Annual Financial Statements, the Annual MRFP, the Interim Financial Statements and the Interim MRFP that are incorporated by reference into and are considered to be a part of this prospectus.

Organization of the Trust

Sprott Physical Platinum and Palladium Trust was established under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of December 23, 2011, as amended and restated as of June 6, 2012 (the “Trust Agreement”). The Trust has received relief from certain provisions of National Instrument 81-102 - Investment Funds (“NI 81-102”), and, as such, the Trust is not subject to certain of the policies and regulations of the Canadian Securities Administrators that apply to other funds. See “Exemptions and Approvals”.

Management of the Trust

The Manager

Sprott Asset Management LP is the Manager of the Trust. The Manager acts as the manager of the Trust pursuant to the Trust Agreement and the management agreement between the Trust and the Manager. The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated as of September 17, 2008. The general partner of the Manager is the GP, which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The GP is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott Inc. is also the sole limited partner of the Manager. Sprott Inc. is a public company whose common shares are listed and posted for trading on the TSX and the NYSE under the symbol “SII”. See “Responsibility for Operation of the Trust - The Manager” in the AIF for further information.

As of June 30, 2024, the Manager, together with its affiliates and related entities, had assets under management totaling approximately U.S.$31.1 billion, and provided management and investment advisory services to many entities, including private investment funds, exchange-listed products, mutual funds and discretionary managed accounts. The Manager also acts as: (A) manager of (i) the Sprott Physical Uranium Trust, a non-redeemable investment fund whose trust units are listed and posted on the TSX that invests and holds substantially all of its assets in physical uranium, (ii) the Sprott Physical Silver Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical silver bullion, (iii) the Sprott Physical Copper Trust, a closed-end trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical copper, (iv) the Sprott Physical Gold and Silver Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold and silver bullion, and (v) the Sprott Physical Gold Trust, a closed-end mutual fund trust whose units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold bullion; and (B) sub-advisor for certain funds managed by Ninepoint LP, a Canadian public mutual fund manager.

The Manager is responsible for the day-to-day business and administration of the Trust, including management of the Trust’s portfolio and all clerical, administrative and operational services. The Trust maintains a public website that contains information about the Trust and the trust units. The internet address of the website is http://sprott.com/investment-strategies/physical-bullion-trusts/. This internet address is provided here only as a convenience to you, and the information contained on or connected to the website is not incorporated into, and does not form part of, this prospectus.

The Trustee

The Trustee, a trust company organized under the federal laws of Canada, is the trustee of the Trust. The Trustee holds title to the Trust’s assets and has, together with the Manager, exclusive authority over the assets and affairs of the Trust. The Trustee has a fiduciary responsibility to act in the best interest of the unitholders.

The Custodians

The Trust employs two custodians. The Royal Canadian Mint (the “Mint”), acts as custodian for the Trust’s physical platinum and palladium bullion pursuant to a precious metals storage and custody agreement (the “Platinum and Palladium Storage Agreement”). The Mint is a Canadian Crown corporation, which acts as an agent of the Canadian Government, and its obligations generally constitute unconditional obligations of the Canadian Government. The Mint is responsible for and bears all risk of the loss of, and damage to, the Trust’s physical platinum and palladium bullion that is in the Mint’s custody, subject to certain limitations including events beyond the Mint’s control and proper notice by the Manager.

The Mint has appointed Loomis International (USA) Inc. (“Loomis”) (formerly known as Via Mat International Ltd. through its subsidiary, Via Mat International (USA) Inc.) to act as sub-custodian of the physical palladium bullion on a fully allocated basis at vault facilities located in London or Zurich. Any sub-custodian engaged by the Mint will have vault facilities that are accepted as warehouses for the London Platinum and Palladium Market (“LPPM”).

RBC Investor Services acts as custodian on behalf of the Trust for the Trust’s assets other than physical platinum and palladium bullion. RBC Investor Services is only responsible for the Trust’s assets that are directly held by it, its affiliates or appointed sub-custodian.

Under the Trust Agreement the Manager, with the consent of the Trustee, may determine to change the custodial arrangements of the Trust.

Principal Offices

The Trust’s office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1. The Manager’s office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 943-8099 (toll free: 1-855-943-8099). The Trustee’s office is located at 155 Wellington Street West, 10th Floor, Toronto, Ontario, Canada M5V 3L3. The custodian for the Trust’s physical platinum and palladium bullion, the Mint, has its office located at 320 Sussex Drive, Ottawa, Ontario, Canada K1A 0G8 and 520 Lagimodière Blvd., Winnipeg, Manitoba, Canada R2J 3E7. The Mint has engaged Loomis as a sub-custodian for the Trust’s physical palladium bullion. Loomis’s principal office is located at 130 Sheridan Blvd., Inwood, New York, USA 11096. The custodian for the Trust’s assets other than physical platinum and palladium bullion, RBC Investor Services, has its office located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.

Business of the Trust

Investment Objectives of the Trust

The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical platinum and palladium bullion. The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and will not speculate with regard to short-term changes in platinum and palladium prices. The Trust does not anticipate making regular cash distributions to unitholders.

Investment Strategies of the Trust

The Trust is expressly prohibited from investing in units or shares of other investment funds or collective investment schemes other than money market mutual funds and then only to the extent that its interest does not exceed 10% of the total net assets of the Trust.

The Trust may not borrow funds except under limited circumstances as set out in NI 81-102 and, in any event, not in excess of 10% of the total net assets of the Trust.

Borrowing Arrangements

The Trust has no borrowing arrangements in place and is unleveraged. The Trust has historically not used leverage and the Manager has no intention of doing so in the future (save for the short-term borrowings to settle trades). Unitholders will be notified of any changes to the Trust’s use of leverage.

Calculating Net Asset Value (“NAV”)

The value of the net assets of the Trust and the net asset value for a particular class or series of a class of trust units (the “Class Net Asset Value”) are determined daily as of 4:00 p.m., Toronto time, on each business day by the Trust’s valuation agent, which is RBC Investor Services. Throughout this prospectus, unless otherwise indicated, the term “business day” refers to any day on which NYSE Arca or the TSX is open for trading. In addition, the Manager may calculate the value of the net assets of the Trust, the Class Net Asset Value and the NAV per trust unit at such other times as the Manager deems appropriate. The value of the net assets of the Trust on any such day is equal to the aggregate fair market value of the assets of the Trust as of such date, less an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding trust units, if any) as of such date. The valuation agent calculates the NAV by dividing the value of the net assets of the class of the Trust represented by the trust units on that day by the total number of trust units of that class then outstanding on such day. The total NAV of the Trust as of September 5, 2024 was U.S.$139,857,177.52.

Redemption of Trust Units for Physical Platinum and Palladium Bullion

Subject to the terms of the Trust Agreement, trust units may be redeemed at the option of a unitholder for physical platinum and palladium bullion in any month, provided the redemption request is for a minimum of 25,000 trust units. Trust units redeemed for physical platinum and palladium bullion will have a redemption value equal to the aggregate value of the NAV per trust unit of the redeemed trust units on the last day of the month on which NYSE Arca is open for trading in the month during which the redemption request is processed.

Certain expenses will be subtracted from the value of the redeemed trust units and the resulting amount the unitholder will receive (the “Redemption Amount”). The amount of physical platinum and palladium bullion a redeeming unitholder is entitled to receive will be determined by the Manager, who will allocate the Redemption Amount to physical platinum and palladium bullion in direct proportion to the value of physical platinum and palladium bullion held by the Trust at the time of redemption (the “Bullion Redemption Amount”). The quantity of each particular metal delivered to a redeeming unitholder will be dependent on the applicable Bullion Redemption Amount and the sizes of plates and ingots of that metal that are held by the Trust on the redemption date. A redeeming unitholder may not receive physical platinum and palladium bullion in the proportions then held by the Trust and, if the Trust does not have a Good Delivery plate or ingot, as the case may be, of a particular metal in inventory of a value equal to or less than the applicable Bullion Redemption Amount, the redeeming unitholder will not receive any of that metal. Because the Trust’s physical platinum bullion will be stored at the Mint in Canada and the Trust’s physical palladium bullion will be stored at Loomis in London or Zurich, in the event of a redemption, the physical platinum bullion and the physical palladium bullion the redeeming unitholder will receive will be shipped separately. Any Bullion Redemption Amount in excess of the value of the Good Delivery plates or ingots, as the case may be, of the particular metal to be delivered to the redeeming unitholder will be paid in cash, as such excess amount will not be combined with any excess amounts in respect of the other metal for the purpose of delivering additional physical platinum and palladium bullion. A unitholder redeeming trust units for physical platinum and palladium bullion will be responsible for expenses incurred by the Trust in connection with such redemption. These expenses include those associated with the handling of the Bullion Redemption Notice (as defined below), the delivery and transportation of the physical platinum and palladium bullion for trust units that are being redeemed, the applicable fees charged by the Mint or any subcustodian, including but not limited to the applicable platinum and palladium storage redemption fees, repackaging fees and administration charges and applicable taxes.

Since inception, 22,884,991 trust units have been redeemed for physical platinum and palladium bullion.

A unitholder that owns a sufficient number of trust units who desires to exercise redemption privileges for physical platinum and palladium bullion must do so by instructing his, her or its broker, who must be a direct or indirect participant of CDS Clearing and Depository Services Inc. (“CDS”) or The Depository Trust Company (“DTC”), to withdraw such position with CDS or DTC, as applicable, and to deliver to the transfer agent on behalf of the unitholder a written notice (the “Bullion Redemption Notice”), of the unitholder’s intention to redeem trust units for physical platinum and palladium bullion (the registrar and transfer agent of the Trust is permitted to directly accept redemption requests. See “Exemptions and Approvals”). If a unitholder desires to redeem trust units for bullion, and such unitholder holds his, her or its trust units through the direct registration system (“DRS”), the holder first has to request and then receive a trust unit certificate before engaging in the redemption process. A Bullion Redemption Notice must be received by the Trust’s transfer agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the Bullion Redemption Notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day. Any Bullion Redemption Notice received after such time will be processed in the next month. Any Bullion Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust. If the Trust’s transfer agent and the Manager determine that the Bullion Redemption Notice complies with all applicable requirements, it will provide a notice to such redeeming unitholder’s broker confirming that such redemption notice was received and determined to be complete. If the Bullion Redemption Notice is determined to have complied with the applicable requirements, the Manager will determine on the last business day of the applicable month the amount of physical platinum and palladium bullion and the amount of cash that will be delivered to the redeeming unitholder.

Physical platinum and palladium bullion received by a unitholder as a result of a redemption of trust units will be transported by armoured transportation service carrier pursuant to instructions provided by the unitholder to the Manager, provided that those instructions are acceptable to the armoured transportation service carrier. Physical platinum and palladium bullion transported to an institution located in North America authorized to accept and hold Good Delivery plates and ingots will likely retain its Good Delivery status while in the custody of such institution. Physical platinum and palladium bullion transported pursuant to a unitholder’s delivery instructions to a destination other than an institution located in North America authorized to accept and hold Good Delivery plates and ingots will no longer be deemed Good Delivery once received by the unitholder. The armoured transportation service carrier will receive physical platinum and palladium bullion in connection with a redemption of trust units approximately 21 business days after the end of the month in which the redemption notice is processed.

Redemption of Trust Units for Cash

Subject to the terms of the Trust Agreement, unitholders whose trust units are redeemed for cash will be entitled to receive a redemption price per trust unit equal to 95% of the lesser of: (i) the volume-weighted average trading price of the trust units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the volume-weighted average trading price of the trust units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and (ii) the NAV of the redeemed trust units, as of 4:00 p.m., Toronto time, on the last day of such month on which NYSE Arca is open for trading. The redemption price is permitted to be less than 100% of the NAV per trust unit. See “Exemptions and Approvals”. Cash redemption proceeds will be transferred to a redeeming unitholder approximately three business days after the end of the month in which such redemption request is processed by the Trust.

Since inception, 2,795 trust units have been redeemed for cash.

To redeem trust units for cash, a unitholder must deliver a notice to redeem trust units for cash (the “Cash Redemption Notice”) to the Trust’s transfer agent (the registrar and transfer agent of the Trust is permitted to accept redemption requests. If a unitholder desires to redeem units for cash, and such unitholder holds his, her or its trust units through DRS, the holder first has to request and then receive a trust unit certificate before engaging in the redemption process. See “Exemptions and Approvals”) or, if applicable, instruct the unitholder’s broker to deliver a Cash Redemption Notice to the Trust’s transfer agent. A Cash Redemption Notice must be received by the Trust’s transfer agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the Cash Redemption Notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day. Any Cash Redemption Notice received after such time will be processed in the next month. Any Cash Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

Investment and Operating Restrictions

In making investments on behalf of the Trust, the Manager is subject to certain investment and operating restrictions (the “Investment and Operating Restrictions”), which are set out in the Trust Agreement. The Investment and Operating Restrictions may not be changed without the prior approval of unitholders by way of an extraordinary resolution, which must be approved, in person or by proxy, by unitholders holding trust units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by unitholders holding trust units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable securities regulatory authorities.

The Investment and Operating Restrictions provide that the Trust:

(a)	will invest in and hold a minimum of 90% of the total net assets of the Trust in physical platinum and palladium bullion conforming to the Good Delivery Standards (as defined below) of the LPPM plate or ingot form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical platinum and palladium bullion (in Good Delivery plate or ingot form or otherwise), debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by DBRS Limited or its successors or assigns or F-1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust. “Good Delivery Standards” means the specifications for weight, dimensions, fineness (or purity), identifying marks and appearance, being a minimum fineness (or purity) of 99.95% weighing between 32.151 and 192.904 troy ounces as set forth in “The Good Delivery Rules for Platinum and Palladium Plates and Ingots” published by the LPPM. The Trust is permitted to invest up to 100% of its net assets, taken at market value of the time of purchase, in physical platinum and palladium bullion. See “Exemptions and Approvals”.

(b)	will not invest in platinum or palladium certificates, futures or other financial instruments that represent platinum or palladium or that may be exchanged for platinum or palladium;

(c)	will store all physical platinum and palladium bullion owned by the Trust at the Mint and/or a sub- custodian of the Mint on a fully allocated basis, provided that physical platinum and palladium bullion held in Good Delivery plate or ingot form may be stored with a custodian or a sub-custodian, as the case may be, only if the physical platinum and palladium bullion will remain Good Delivery while with that custodian or sub-custodian;

(d)	will not hold any “taxable Canadian property” within the meaning of the Tax Act;

(e)	will not purchase, sell or hold derivatives;

(f)	will not issue trust units except: (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV per trust unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of trust unit distribution in connection with an income distribution;

(g)	will ensure that no part of the stored physical platinum and palladium bullion may be delivered out of safekeeping by the Mint (except to an authorized sub-custodian thereof) or, if the physical platinum and palladium bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Mint or such custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)	will ensure that no director or officer of the Manager or the GP, or representative of the Trust or the Manager will be authorized to enter into the physical platinum and palladium bullion storage vaults without being accompanied by at least one representative of the Mint or its authorized sub-custodian or, if the physical platinum and palladium bullion is held by another custodian, that custodian, as the case may be;

(i)	will ensure that the physical platinum and palladium bullion remains unencumbered;

(j)	will ensure that the physical platinum and palladium bullion is subject to a physical count by a representative of the Manager periodically on a spot-inspection basis as well as subject to audit procedures by the Trust’s external auditor on at least an annual basis;

(k)	will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

(l)	in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;

(m)	in connection with requirements of the Tax Act, will not invest in any security that would be a “tax shelter investment” within the meaning of section 143.2 of the Tax Act;

(n)	in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)	in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

(p)	in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for specified investment flow- through (“SIFT”) trusts as provided for in section 122 of the Tax Act (the “SIFT Rules”).

Termination of the Trust

The Trust does not have a fixed termination date but will be terminated in the event there are no trust units outstanding, the Trustee resigns or is removed and no successor trustee is appointed by the Manager by the time the resignation or removal becomes effective, the Manager resigns and no successor manager is appointed by the Manager and approved by unitholders by the time the resignation becomes effective, the Manager is, in the opinion of the Trustee, in material default of its obligations under the Trust Agreement and such default continues for 120 days from the date the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the unitholders, the Manager experiences certain insolvency events or the assets of the Manager become subject to seizure or confiscation by any public or governmental authority. In addition, the Manager may, in its discretion, at any time terminate and dissolve the Trust, without unitholder approval, if, in the opinion of the Manager, after consulting with the independent review committee, the value of the net assets of the Trust has been reduced such that it is no longer economically feasible to continue the Trust and it would be in the best interests of the unitholders to terminate the Trust, by giving the Trustee and each holder of trust units at the time not less than 60 days and not more than 90 days written notice prior to the effective date of the termination of the Trust. To the extent such termination in the discretion of the Manager may involve a matter that would be a “conflict of interest” matter as set forth under applicable Canadian securities legislation, the matter will be referred by the Manager to the independent review committee for its recommendation. In connection with the termination of the Trust, the Trust will, to the extent possible, convert its assets into cash and, after paying or making adequate provision for all of the Trust’s liabilities, distribute the net assets of the Trust to unitholders, on a pro rata basis, as soon as practicable after the termination date.

FEES AND EXPENSES

This table lists the fees and expenses that the Trust pays for the continued operation of its business and that unitholders may have to pay if they invest in the Trust. Payment of these fees and expenses will reduce the value of the unitholders’ investment in the Trust. The unitholders will have to pay fees and expenses directly if they redeem their trust units for physical platinum and palladium bullion.

Fees and Expenses Payable by the Trust

Type of Fee	Amount and Description
Management Fee:	The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust Agreement), plus any applicable Canadian taxes (such as harmonized sales tax (“HST”)). The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.
Operating Expenses:	Except as otherwise described, the Trust is responsible for all costs and expenses incurred in connection with the ongoing operation and administration of the Trust including, but not limited to: the management fee described above and any expenses incurred by the Manager on behalf of the Trust; the fees and expenses payable to and incurred by RBC Investor Services as trustee, valuation agent and the custodian for assets other than physical platinum and palladium bullion, the Mint and any sub-custodians, an investment manager, if any, and Equity Financial Trust Company, as registrar and transfer agent of the Trust; transaction and handling costs for physical platinum and palladium bullion; custodian settlement fees; legal, audit, accounting and record-keeping fees and expenses; costs and expenses of reporting to unitholders and conducting unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable securities regulatory authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject (including, without limitation, any HST or goods and services tax (“GST”) and any provincial sales tax including Quebec sales tax (“PST”) payable on the importation, delivery, and transportation by the Trust of physical bullion to a location in Canada where such importation, delivery and transportation does not occur as a result of a redemption of trust units for physical bullion); interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of trust units, including fees payable to Cantor and Virtu upon sale of trust units under the sales agreement; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and ongoing operation of the independent review committee of the Trust; costs and expenses arising as a result of complying with all applicable laws; and any expenditures incurred upon the termination of the Trust.

Type of Fee	Amount and Description
Other Fees and Expenses:	The Trust is responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the Mint, RBC Investor Services as custodian of assets other than physical platinum and palladium bullion, any sub-custodians, the registrar and transfer agent, the valuation agent or the underwriters for its offerings and any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

The Trust has retained cash from the net proceeds of each of its offerings of trust units in an amount not exceeding 3% of the net proceeds of each such offering, which has been added to its available funds to be used for its ongoing expenses and cash redemptions. From time to time, the Trust will sell physical platinum and palladium bullion to replenish this cash reserve. The Trust will sell such physical platinum and palladium bullion in proportion to its physical holdings of physical platinum and palladium bullion (to the extent practicable) in order to pay expenses or satisfy redemption requests. There is no limit on the total amount of physical platinum and palladium bullion that the Trust may sell in order to pay expenses. Under the Investment and Operating Restrictions, the Trust may hold up to 10% of its total net assets in cash or other specified investments. However, the Manager intends that the cash reserve will not exceed 3% of the value of the NAV at any time.

Fees and Expenses Payable Directly by Unitholders

Type of Fee	Amount and Description
Redemption and Delivery Costs:	Except as set forth below, there are no redemption fees payable upon the redemption of trust units for cash. However, subject to satisfying the minimum redemption amount of 25,000 trust units, a unitholder redeeming trust units for physical platinum and palladium bullion will be responsible for expenses incurred by the Trust in connection with such redemption. These expenses include expenses associated with the handling of the Bullion Redemption Notice, the delivery and transportation of physical platinum and palladium bullion for trust units that are being redeemed, the applicable platinum and palladium storage redemption fees, and applicable taxes including, without limitation, any HST or GST and any PST associated with the importation, delivery, and transportation of physical bullion to a location in Canada (including any PST applicable to physical bullion being brought by or on behalf of such redeeming unitholder into any province which imposes PST on such bullion). For greater certainty, the Trust will not be responsible for HST or GST or any PST incurred by a redeeming unitholder on the importation or delivery and transportation of platinum or palladium to a location in Canada. Currently, the delivery fee per ounce of physical platinum and palladium bullion is $0.50 and $5.00, respectively, though these fees are subject to change in accordance with the Storage Agreements. The redemption fee per plate or ingot of physical platinum bullion is, at the Mint’s discretion, up to a maximum of 1% of the value of the physical platinum bullion as calculated by the Mint using the P.M. price of platinum as published by the LBMA on the day of redemption, plus a $250.00 administrative fee; and the redemption fee per bar, small bar or coin of physical palladium bullion is, at the Mint’s discretion, up to a maximum of 1% of the value of the physical palladium bullion as calculated by the Mint using the P.M. price of palladium as published by the LBMA on the day of redemption, plus a $250 administration fee.
Other Fees and Expenses:	No other charges apply. If applicable, the unitholder may be subject to brokerage commissions or other fees associated with trading the trust units.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included and incorporated by reference herein, including but not limited to the AIF and the Annual Financial Statements and Interim Financial Statements and the related notes. See “Documents Incorporated by Reference”.

The Canada Revenue Agency (“CRA”) tax treatment of realized gains and losses.

The CRA has expressed the opinion that gains (or losses) resulting from certain transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that, subject to the particular facts, such transactions give rise to ordinary income rather than capital gains. As the Manager intends for the Trust to be a long-term holder of physical platinum and palladium bullion and does not anticipate that the Trust will sell its physical platinum and palladium bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical platinum and palladium bullion as capital gains (or capital losses). If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of any amounts distributed to unitholders, with the result that Canadian-resident unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase, and non-resident unitholders potentially could be assessed directly by the CRA for Canadian withholding tax on the amount of net gains on such transactions that were treated by the CRA as having been distributed to them. The CRA can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-resident unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-resident unitholders directly. Accordingly, any such re-determination by the CRA may result in the Trust being liable for unremitted withholding taxes on prior distributions made to unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution.

If the Trust experiences a “loss restriction event” it could result in unintended tax consequences for unitholders.

The Tax Act contains loss restriction rules that could result in unintended tax consequences for unitholders, including an unscheduled allocation of income or capital gains that must be included in a unitholder’s income for Canadian income tax purposes. If the Trust experiences a “loss restriction event”, it will: (i) be deemed to have a year-end for Canadian tax purposes whether or not the Trust has losses (which would trigger an allocation of the Trust’s net income and net realized capital gains to unitholders to ensure that the Trust itself is not subject to tax on such amounts); and (ii) the Trust will become subject to the Canadian loss restriction rules that generally apply to corporations, including a deemed realization of any unrealized capital losses and disallowance of its ability to carry forward capital losses. Generally, the Trust will be subject to a loss restriction event if a person becomes a “majority-interest beneficiary”, or a group of persons becomes a “majority-interest group of beneficiaries”, of the Trust, as those terms are defined in the affiliated persons rules contained in the Tax Act, with certain modifications. Generally, a majority-interest beneficiary of a Trust is a beneficiary in the income or capital, as the case may be, of the Trust who, together with the beneficial interests of persons and partnerships with whom the beneficiary is affiliated, has a fair market value that is greater than 50% of the fair market value of all the interests in the income or capital, as the case may be, of the Trust. A loss restriction event could occur because a particular unitholder or an affiliate acquires trust units. Please see “Material Tax Considerations - Material Canadian Federal Income Tax Considerations - Canadian Taxation of Unitholders” for the tax consequences of a distribution to unitholders.

Global events outside of the Trust’s control may adversely affect the Trust’s business, financial condition and results of operations.

The Trust cautions that global events outside the Trust’s control may have a significant negative effect on the Trust and may negatively impact the Trust’s business, financial condition and results of operations, including the ability of the Trust to provide services. The success of the Trust’s activities may be affected by general market conditions, the outbreak of pandemics or contagious diseases, armed conflict, flooding and other natural disasters, interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, global disruptions to information technology systems and national and international political circumstances. Examples of recent global events include the COVID19 pandemic, Russia’s invasion of Ukraine, the Israel-Hamas war, the conflict between Israel and Iran and the CrowdStrike outage. In addition, unexpected volatility or illiquidity could have a significant negative effect on the Trust. These as well as other global or macroeconomic events may also result in market uncertainty, which could have a material adverse impact on taxation, liquidity of units and other unitholder rights generally.

Our reliance on third-party service providers and key information technology systems could have an adverse effect on our business.

We depend on key information technology systems to accurately and efficiently transact our business, provide information to management and prepare financial reports. We rely on third-party providers for various networking, application hosting and related business process services that support our key information systems, as well as those that collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business such as trade secrets. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these systems, or those of our third-party providers, which could result from, among other things, natural disasters, war, terrorism or other hostile acts, software malfunctions, equipment or telecommunications failures, processing errors, computer viruses, ransomware, phishing, hackers, other security issues or supplier defaults, increased bandwidth requirements or other events beyond our control. For example, the recent global CrowdStrike outage resulted in prolonged interruptions to the availability and functionality of Microsoft applications, which we and our third-party providers rely upon to perform a number of operations. In addition, cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools - including artificial intelligence - that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our business.

Any damage, significant disruption or breach of our third-party providers’ information technology systems, preventing them to perform as expected, could potentially lead to improper use of our information technology systems, unauthorized access, use, disclosure, loss, modification or destruction of confidential information, information about our customers, employees, and other individuals and operational disruptions. In addition, a cyber-related attack or other system disruption could result in other negative consequences, including damage to our reputation or competitiveness, costly and time-consuming remediation or increased protection actions, compliance and regulatory costs, fines, and penalties, litigation (including class actions), or regulatory action. Our security measures, backup and disaster recovery capabilities, business continuity plans and crisis management procedures may not be adequate or implemented properly to avoid such disruptions or failures. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Large purchases of physical platinum or palladium bullion by the Trust in connection with an offering may temporarily affect the price of that metal.

Depending on the size of an offering, the amount of platinum and palladium that the Trust will purchase in connection with an offering may be significant on a short term basis and such purchase may have the effect of temporarily increasing the spot price of platinum or palladium bullion. In the event that the purchase of physical platinum or palladium bullion by the Trust in connection with an offering temporarily increases the spot price of platinum or palladium bullion, as the case may be, the Trust will be able to purchase a smaller amount of such bullion with the proceeds of an offering than otherwise, and if the spot price of physical platinum or palladium bullion decreases after the purchase of physical platinum or palladium bullion by the Trust, such decrease would decrease the NAV of the Trust.

A delay in the purchase by the Trust of physical platinum and palladium bullion with the net proceeds of an offering may result in the Trust purchasing less physical platinum and palladium bullion than it could have purchased earlier.

The Trust intends to purchase physical platinum and palladium bullion with the net proceeds of an offering as described in this prospectus as soon as practicable. The Trust may not be able to purchase immediately all of the required physical platinum and palladium bullion and, depending on the size of an offering and other factors outside the control of the Trust, such as the amount of physical platinum and palladium bullion available for purchase, the Manager estimates that it may take up to 20 business days to purchase all of the physical platinum and palladium bullion the Trust will purchase in connection with an offering. If physical platinum and palladium bullion prices increase between the time of completion of an offering and the time the Trust completes its purchases of such bullion, whether or not caused by the Trust’s acquisition of such bullion, the amount of physical platinum and palladium bullion the Trust will be able to purchase will be less than it would have been able to purchase had it been able to complete its purchases of the required physical platinum and palladium bullion immediately. In either of these circumstances, the quantity of physical platinum and palladium bullion purchased per trust unit will be reduced, which will have a negative effect on the value of the trust units.

If there is a loss, damage or destruction of the Trust’s physical platinum and palladium bullion in the custody of the Mint and the Manager, on behalf of the Trust, does not give timely notice, all claims against the Mint will be deemed waived.

In the event that either party to the Storage Agreements discovers loss, damage or destruction of the Trust’s physical platinum or palladium bullion in the Mint’s custody, care and control, such party must give written notice to the other party within five Mint business days, in the case of the Manager’s notice, and one Mint business day, in the case of the Mint’s notice, after its discovery of any such loss, damage or destruction, but, in the event that the Manager receives a written notice from the Mint in which a discrepancy in the quantity of physical platinum and palladium bullion first appears, it shall give the Mint a notice of loss no later than 60 days following receipt of said written statement. Should the Manager, for and on behalf of the Trust, either fail to give a notice of loss with respect to a loss, damage or destruction of physical platinum and palladium bullion or fail to bring an action, suit or proceeding within 12 months from the discovery of a loss, damage or destruction, notwithstanding that a notice of loss has been given, all claims with respect to such loss, damage or destruction shall be deemed to be waived and no action, suit or other proceeding can be brought against the Mint. The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Mint may mean that any such loss will be non-recoverable, which will have an adverse effect on the value of the net assets of the Trust and the NAV.

Canadian Registered Plans that redeem their trust units for physical platinum and palladium bullion may be subject to adverse consequences.

Physical platinum and palladium bullion received by a Registered Plan (as defined below) that is a resident of Canada, such as a registered retirement savings plan (“RRSP”), on a redemption of trust units for physical platinum and palladium bullion will not be a qualified investment for such plan. Accordingly, such plans (and in the case of certain plans, the annuitants or beneficiaries thereunder or holders thereof) may be subject to adverse Canadian tax consequences.

The trading price of the trust units could potentially be more volatile relative to NAV.

The trading price of the trust units may become more volatile relative to NAV and could be impacted by various factors which may be unrelated or disproportionate to the price of physical platinum and palladium bullion, including market trends and the sentiment of investors toward physical platinum and palladium bullion.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds that the Trust will receive from the issue of its trust units will be used to acquire physical platinum and palladium bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described herein. See “Sprott Physical Platinum and Palladium Trust — Business of the Trust — Investment Objectives of the Trust” and “Investment and Operating Restrictions”.

CAPITALIZATION

There have been no material changes in the Trust’s capitalization since the date of the Interim Financial Statements, being the most recently filed financial statements of the Trust, other than: (i) changes as a result of changes in the price of platinum and palladium; and (ii) as described in “Prior Sales”. On September 5, 2024, the total NAV of the Trust and the NAV per unit of the Trust were U.S.$139,857,177.52 and U.S.$9.4569, respectively, and there were a total of 14,788,950 units of the Trust issued and outstanding.

DESCRIPTION OF THE TRUST UNITS

The Trust is authorized to issue an unlimited number of trust units in one or more classes and series of a class. Currently, the Trust has issued only one class or series of trust units, which are the class of trust units that will be qualified by this prospectus. Each trust unit of a class or series of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of trust units. Trust units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the Trust Agreement. All trust units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Trust units and fractions thereof are issued only as fully paid and non-assessable. Trust units have no preference, conversion, exchange or pre-emptive rights. Each whole trust unit of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

The Trust may not issue trust units except (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of trust unit distribution in connection with an income distribution.

PRIOR SALES

The following table summarizes the trust units that have been issued from treasury during the 12-month period before the date of this prospectus, all of which have been issued pursuant to the sales agreement.

Date	Price Per Trust Unit (U.S.$)	Number of Trust Units Issued
September 7, 2023	10.8570	3,301
September 11, 2023	10.7358	20,000
September 12, 2023	10.7969	10,062
September 15, 2023	11.0073	5,488
September 28, 2023	10.7838	5,900
September 28, 2023	10.8152	10,000
October 13, 2023	10.2135	4,303
October 23, 2023	10.3559	66,400
October 23, 2023	10.4004	150,000
October 25, 2023	10.3081	12,983
October 25, 2023	10.3385	11,200
October 30, 2023	10.5491	1,400
October 30, 2023	10.5196	9,500
October 31, 2023	10.5833	1,500
October 31, 2023	10.5638	1,600
November 3, 2023	10.4607	6,700
November 13, 2023	9.4383	29,500
November 13, 2023	9.4440	40,000
November 14, 2023	9.6173	25,000
November 14, 2023	9.6102	7,400
November 17, 2023	9.9100	3,041

Date	Price Per Trust Unit (U.S.$)	Number of Trust Units Issued
November 20, 2023	10.0921	12,347
November 24, 2023	10.1579	12,500
November 28, 2023	10.1974	14,400
December 14, 2023	10.0107	34,500
January 18, 2024	9.3053	63,947
January 24, 2024	9.5200	1,040
January 26, 2024	9.4519	7,500
February 14, 2024	9.0782	5,500
February 14, 2024	9.0745	34,000
March 6, 2024	9.5871	110,000
March 6, 2024	9.6044	219,900
March 25, 2024	9.6735	14,000
March 25, 2024	9.6861	8,400
March 28, 2024	9.6513	37,788
April 3, 2024	9.8777	51,400
April 3, 2024	9.8903	45,800
April 4, 2024	10.0014	22,900
April 8, 2024	10.0816	118,000
April 8, 2024	10.0822	154,200
April 9, 2024	10.2858	110,000
April 9, 2024	10.2839	44,300
April 12, 2024	10.4137	83,816
April 12, 2024	10.4111	57,600
April 29, 2024	9.6163	90,000
April 29, 2024	9.6336	84,500
May 6, 2024	9.7253	36,156
May 9, 2024	9.8430	12,500
May 10, 2024	9.9896	7,800
May 10, 2024	9.9711	50,000
May 14, 2024	10.0470	110,000
May 14, 2024	10.0652	186,300
May 15, 2024	10.3264	112,500
May 17, 2024	10.4964	209,353
May 17, 2024	10.5085	214,000
May 21, 2024	10.5987	41,458
May 21, 2024	10.6008	72,900
May 30, 2024	10.1598	8,111
May 31, 2024	10.1161	15,800
June 3, 2024	9.9546	34,579

Date	Price Per Trust Unit (U.S.$)	Number of Trust Units Issued
June 4, 2024	9.9233	1,200
June 5, 2024	9.8231	98,000
June 5, 2024	9.8361	74,000
June 6, 2024	9.8316	55,747
June 6, 2024	9.8554	4,100
June 10, 2024	9.5604	32,720
June 12, 2024	9.4783	85,000
June 12, 2024	9.5108	32,800
June 14, 2024	9.3644	13,537
June 14, 2024	12.8917	16,300
June 17, 2024	9.4279	50,142
June 20, 2024	9.5889	50,000
June 20, 2024	9.6199	89,800
June 21, 2024	9.8263	97,000
June 21, 2024	9.8389	247,300
June 24, 2024	9.8915	26,600
June 28, 2024	9.8624	7,500
June 28, 2024	9.8324	18,303
July 2, 2024	9.9821	47,616
July 3, 2024	10.2081	13,100
July 23, 2024	9.4305	39,000
July 24, 2024	9.5439	19,400
July 29, 2024	9.3501	15,800
July 31, 2024	9.5023	50,000
July 31, 2024	9.4966	72,100
August 7, 2024	9.0553	20,427
August 8, 2024	9.1457	50,000
August 8, 2024	9.1631	4,000
August 15, 2024	9.4114	13,100
August 21, 2024	9.5180	13,053
August 23, 2024	9.5440	40,500
August 29, 2024	9.5296	42,500

MARKET PRICE OF TRUST UNITS

The trust units are traded on NYSE Arca under the symbol “SPPP” and the TSX under the symbols “SPPP” (Canadian dollar denominated) and “SPPP.U” (U.S. dollar denominated). The following table sets forth the reported high and low trading prices and average trading volume of the trust units on the TSX (as reported by TSX) and the NYSE Arca (as reported by the NYSE Arca) for each month during the 12-month period before the date of this prospectus.

Calendar Period	NYSE ARCA			TSX
	High ($)	Low ($)	Average Volume(1)	High (Cdn$)	Low (Cdn$)	Average Volume
September 2023	11.28	10.60	38,269	15.27	14.32	3,408
October 2023	10.68	10.02	54,195	14.69	13.77	4,093
November 2023	10.52	9.40	77,706	14.50	13.00	3,002
December 2023	10.72	9.06	123,036	14.10	12.32	3,556
January 2024	10.10	8.99	98,662	13.34	12.18	3,358
February 2024	9.44	8.55	89,072	12.76	11.68	3,446
March 2024	10.11	8.97	147,714	13.75	12.31	10,023
April 2024	10.46	9.35	222,026	14.38	12.86	13,311
May 2024	10.64	9.36	236,708	14.54	12.88	13,244
June 2024	10.06	9.26	199,861	13.60	12.75	19,058
July 2024	10.24	9.03	145,366	13.95	12.66	6,991
August 2024	9.72	8.69	123,321	13.08	12.11	4,766
September 1 – 5, 2024	9.38	9.06	87,972	12.68	12.28	4,814

Note:

(1)	Includes volume traded on other United States exchanges and trading markets.

PLAN OF DISTRIBUTION

The Trust may sell the trust units to or through underwriters or dealers purchasing as principals to one or more purchasers directly, or through agents designated from time to time by the Manager on behalf of the Trust. Subject to the provisions of the Trust Agreement pursuant to which the Trust is governed, the trust units may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing market price of the trust units at the time of sale or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the trust units. The prospectus supplement for any of the trust units being offered thereby will set forth the terms of the offering of such trust units, including the name or names of underwriters, dealers or agents, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at the market” distributions as defined in NI 44-102) and any discounts or concessions allowed or paid to dealers or agents. Only underwriters so named in the relevant prospectus supplement will be deemed to be underwriters in connection with the trust units offered thereby.

If underwriters are used in connection with an offering, other than an “at-the-market” distribution, the trust units will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such trust units will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the trust units offered by the prospectus supplement if any of such trust units are purchased. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

In accordance with paragraph 9.3(2) of NI 81-102, the issue price of the trust units will not (a) as far as reasonably practicable, be a price that causes dilution of the NAV of the Trust’s other outstanding securities at the time of issue and (b) be a price that is less than the most recently calculated NAV per trust unit. Accordingly, the trust units sold pursuant to the offering will not be sold at an issue price that is less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance.

In connection with an offering, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the trust units at a level above that which might otherwise prevail in the open market. An over-allotment, if any, involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may cause the price of the trust units sold in an offering to be higher than they would otherwise be. The size of the over-allotment, if any, is not known at this time. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an “at-the-market” distribution, no affiliate of such underwriter or dealer, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units distributed under the “at-the-market” prospectus, including selling an aggregate number or principal amount of trust units that would result in the underwriter or dealer creating an over-allocation position in the trust units.

The trust units may also be sold directly by the Trust at such prices and upon such terms as are agreed to by the Manager, on behalf of the Trust, and the purchaser or through agents designated by the Manager on behalf of the Trust from time to time. Any agent involved in the offering and sale of the trust units in respect of which this prospectus is delivered will be named, and any commissions payable by the Trust to such agent will be set forth, in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best-efforts basis for the period of its appointment.

Underwriters, dealers and agents who participate in the distribution of the trust units may be entitled, under agreements to be entered into with the Trust, to indemnification by the Trust against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of trust units. This discussion does not purport to deal with the tax consequences of owning trust units to all categories of investors, some of which, such as dealers in securities, regulated investment companies, tax-exempt organizations, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the trust units, may be subject to special rules. This discussion does not address U.S. state or local tax, U.S. federal estate or gift tax or foreign tax consequences of the ownership and disposition of trust units. This discussion deals only with unitholders who hold the trust units as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of trust units.

The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect.

U.S. Federal Income Tax Classification of the Trust

The Trust has filed an affirmative election with the Internal Revenue Service (“IRS”) to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of less than 10% of trust units that is a U.S. citizen or resident for U.S. federal income tax purposes, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the trust units, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. However, a U.S. person that is an individual, trust or estate and that owns trust units through a partnership generally will be eligible for the reduced rates of taxation described below that are applicable to U.S. Individual Holders (as defined below). If a unitholder is a partner in a partnership holding the trust units, such unitholder should consult with his, her or its tax advisor.

Distributions

The Trust does not anticipate making regular cash distributions to unitholders. Subject to the passive foreign investment company (“PFIC”) discussion below, any distributions made by the Trust with respect to the trust units to a U.S. Holder will generally constitute dividends, which will generally be taxable as ordinary income to the extent of the Trust’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Trust’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his, her or its trust units on a dollar-for-dollar basis and thereafter as gain from the disposition of trust units. Since the Trust will be a PFIC, as described below, dividends paid on the trust units to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”), will generally not be treated as “qualified dividend income” that is taxable to U.S. Individual Holders at preferential tax rates. Any dividends generally will be treated as foreign-source income for U.S. foreign tax credit limitation purposes.

Redemption of Trust Units

As discussed under “Business of the Trust - Redemption of Trust Units for Cash”, a U.S. Holder may have trust units redeemed for cash or physical platinum and palladium bullion. Under Section 302 of the Code, a U.S. Holder generally will be treated as having sold his, her or its trust units (rather than having received a distribution on the trust units) upon the redemption of trust units if the redemption completely terminates or significantly reduces the U.S. Holder’s interest in the Trust. In such case, the redemption will be treated as described in the relevant section below depending on whether the U.S. Holder makes a qualified electing fund (“QEF”) election, a mark-to-market election or makes no election and therefore is subject to the Default PFIC Regime (as defined below).

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, the Trust will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the trust units, either:

●	at least 75% of the Trust’s gross income for such taxable year consists of passive income; or

●	at least 50% of the average value of the assets held by the Trust during such taxable year produce, or are held for the production of, passive income.

For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property (including commodities). The income that the Trust derives from its sales of physical platinum and palladium bullion is expected to be treated as passive income for this purpose. Since substantially all of the Trust’s assets will consist of physical platinum and palladium bullion and the Trust expects to derive substantially all of its income from the sales of physical platinum and palladium bullion, it is expected the Trust will be treated as a PFIC for each of its taxable years.

Assuming the Trust is a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder: (1) makes an election to treat the Trust as a QEF, which is referred to as a QEF election; (2) makes a mark-to-market election with respect to the trust units; or (3) makes no election and therefore is subject to the Default PFIC Regime. As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime. However, the mark-to-market election may not be as favorable as the QEF election because a U.S. Holder generally will recognize income each year attributable to any appreciation in the U.S. Holder’s trust units without a corresponding distribution of cash or other property.

Assuming that the Trust is a PFIC, a U.S. Holder is required to file an annual report with the IRS reporting his, her or its investment in the Trust.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election. A U.S. Holder would make a QEF election with respect to any year that the Trust is a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. The Trust intends to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election. A U.S. Holder who makes a QEF election for the first taxable year in which he, she or it owns trust units, or an Electing Holder, will not be subject to the Default PFIC Regime for any taxable year. We will refer to an Electing Holder that is a U.S. Individual Holder as a Non-Corporate Electing Holder. A U.S. Holder who does not make a timely QEF election would be subject to the Default PFIC Regime for taxable years during his, her or its holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special “purging” election. A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder’s tax advisor regarding the availability of such purging election.

Current Taxation and Dividends. An Electing Holder must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust’s ordinary earnings and the Trust’s net capital gain, if any, for the Trust’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Trust by the Electing Holder. A Non-Corporate Electing Holder’s pro rata share of the Trust’s net capital gain generally will be taxable at a maximum rate of 28% under current law to the extent attributable to sales of physical platinum and palladium bullion by the Trust if the Trust has held the physical platinum and palladium bullion for more than one year. Otherwise, such gain generally will be treated as ordinary income.

If any unitholder redeems his, her or its trust units for physical platinum and palladium bullion (regardless of whether the unitholder requesting redemption is a U.S. Holder or an Electing Holder), the Trust will be treated as if it sold physical platinum and palladium bullion for its fair market value in order to redeem the unitholder’s trust units. As a result, any Electing Holder will be required to currently include in income his, her or its pro rata share of the Trust’s gain from such deemed disposition (taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year) even though the deemed disposition by the Trust is not attributable to any action on the Electing Holder’s part. If any unitholder redeems trust units for cash and the Trust sells physical platinum and palladium bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), an Electing Holder similarly will include in income his, her or its pro rata share of the Trust’s gain from the sale of the physical platinum and palladium bullion, which will be taxable as described above even though the Trust’s sale of physical platinum and palladium bullion is not attributable to any action on the Electing Holder’s part. An Electing Holder’s adjusted tax basis in the trust units will be increased to reflect any amounts currently included in income under the QEF rules. Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the trust units and will not be taxed again once distributed.

Any other distributions generally will be treated as discussed above under “Material Tax Considerations - Material U.S. Federal Income Tax Considerations - Distributions”.

Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

Sale, Exchange or Other Disposition. An Electing Holder will generally recognize capital gain or loss on the sale, exchange, or other disposition of the trust units in an amount equal to the excess of the amount realized on such disposition over the Electing Holder’s adjusted tax basis in the trust units. Such gain or loss will be treated as a long-term capital gain or loss if the Electing Holder’s holding period in the trust units is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 20%. An Electing Holder’s ability to deduct capital losses is subject to certain limitations. Any gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

An Electing Holder that redeems his, her or its trust units will be required to currently include in income his, her or its pro rata share of the Trust’s gain from the deemed or actual disposition of physical platinum and palladium bullion, as described above, which will be taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year. The Electing Holder’s adjusted tax basis in the trust units will be increased to reflect such gain that is included in income. The Electing Holder will further recognize capital gain or loss on the redemption in an amount equal to the excess of the fair market value of the physical platinum and palladium bullion or cash received upon redemption over the Electing Holder’s adjusted tax basis in the trust units. Such gain or loss will be treated as described in the preceding paragraph.

Taxation of U.S. Holders Making a Mark-to-Market Election

Making the Election. Alternatively, if, as is anticipated, the trust units are treated as “marketable stock”, a U.S. Holder would be allowed to make a mark-to-market election with respect to the trust units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The trust units will be treated as marketable stock for this purpose if they are regularly traded on a qualified exchange or other market. The trust units will be regularly traded on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A qualified exchange or other market means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements. The Trust believes that both the TSX and NYSE Arca should be treated as a qualified exchange or other market for this purpose.

Current Taxation and Dividends. If the mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the trust units at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the trust units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the trust units over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of trust units for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder’s tax basis in his, her or its trust units would be adjusted to reflect any such income or loss amount. Distributions by the Trust to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under “Material Tax Considerations - U.S. Federal Income Taxation of U.S. Holders - Distributions”.

Sale, Exchange or Other Disposition. Gain realized on the sale, exchange, redemption or other disposition of the trust units would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the trust units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, a U.S. Holder who does not make either a QEF election or a mark-to-market election for that year, or a Non-Electing Holder, would be subject to special rules (the “Default PFIC Regime”), with respect to: (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the trust units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the trust units); and (2) any gain realized on the sale, exchange, redemption or other disposition of the trust units.

Under the Default PFIC Regime:

●	the excess distribution or gain would be allocated rateably over the Non-Electing Holder’s aggregate holding period for the trust units;

●	the amount allocated to the current taxable year and any taxable year before the Trust became a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions”, by the Trust to a Non-Electing Holder will be treated as discussed above under “Material Tax Considerations - Material U.S. Federal Income Tax Considerations - Distributions”.

The penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the trust units. If a Non-Electing Holder who is an individual dies while owning the trust units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the trust units.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of: (1) the U.S. Holder’s net investment income for the taxable year; and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include dividends distributed by the Trust and capital gains from the sale, redemption or other disposition of the trust units. This tax is in addition to any income taxes due on such investment income.

Under Treasury Regulations generally effective for taxable years after December 31, 2013, income inclusions under the QEF rules would not be considered “net investment income” unless: (1) the Electing Holder holds the trust units in connection with a trade or business of trading in financial instruments or commodities; or (2) the Electing Holder elects to treat the income inclusion under the QEF rules as “net investment income”. If an Electing Holder does not make this election, such holder’s tax basis in the trust units would not be increased by the amount of income inclusions under the QEF rules for purposes of calculating “net investment income” upon the sale, redemption or other disposition of the trust units. With respect to a U.S. Holder that has made a mark-to-market election with respect to the trust units, income inclusions under the mark-to-market election would be included in the calculation of “net investment income”. An excess distribution made to a U.S. Holder subject to the Default PFIC Regime would be included in “net investment income” to the extent that such distribution constitutes a dividend for U.S. federal income tax purposes.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to your trust units.

Foreign Taxes

Distributions, if any, by the Trust may be subject to Canadian withholding taxes as discussed under “Material Tax Considerations - Material Canadian Federal Income Tax Considerations - Canadian Taxation of Unitholders - Unitholders Not Resident in Canada”. A U.S. Holder may elect to either treat such taxes as a credit against U.S. federal income taxes, subject to certain limitations, or deduct his, her or its share of such taxes in computing such U.S. Holder’s U.S. federal taxable income. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions.

Backup Withholding and Information Reporting

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, trust units generally will be subject to information reporting and backup withholding, currently at the rate of 24%, if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Backup withholding tax is not an additional tax. Rather, a U.S. Holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed his, her, or its U.S. federal income tax liability by filing a refund claim with the IRS.

U.S. Holders may be subject to certain IRS filing requirements as a result of holding trust units. For example, a U.S. person who transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return on IRS Form 926 with the IRS with respect to such transfer. Accordingly, a U.S. Holder may be required to file Form 926 with respect to its acquisition of trust units in an offering. Depending on the number of trust units held, acquired or disposed of by a U.S. Holder, the U.S. Holder may also be required to file an information return on IRS Form 5471 with the IRS. U.S. Holders also may be required to file FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with respect to their investment in the Trust.

Pursuant to recently enacted legislation, U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the trust units, unless the trust units are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders should consult their own tax advisors with respect to their reporting obligations under this legislation or any other applicable filing requirements.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act provisions of Hiring Incentives to Restore Employment Act (“FATCA”) provide that the Trust must disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, an interest in the Trust, as well as certain other information relating to any such interest pursuant to an Intergovernmental Agreement between the United States and Canada (the “Canadian IGA”) and any applicable Canadian legislation or regulations implementing the Canadian IGA. If the Trust fails to comply with these requirements, then a 30% withholding tax will be imposed on payments to the Trust of U.S. source income and proceeds from the sale of property that could give rise to U.S. source interest or dividends. The withholding tax provisions of FATCA became effective on July 1, 2014 with respect to income; and the withholding provisions of FATCA applicable to proceeds from the sale of property that could give rise to U.S. source interest or dividends have been delayed by temporary Treasury regulations and would be eliminated by proposed Treasury regulations.

Material Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general description of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of trust units by a unitholder. This description is generally applicable to a unitholder who deals at arm’s length and is not affiliated with the Trust and holds trust units as capital property. Trust units will generally be considered capital property to a unitholder unless the unitholder holds the trust units in the course of carrying on a business of trading or dealing in securities or has acquired the trust units in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian-resident unitholders who might not otherwise be considered to hold their trust units as capital property may be entitled to have their trust units (and every other “Canadian security” owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances.

This description is not applicable to a unitholder: (i) that is a “financial institution”, (ii) that is a “specified financial institution”, (iii) that has elected to determine its “Canadian tax results” in accordance with the “functional currency” rules in the Tax Act, (iv) an interest in which is a “tax shelter investment”, or (v) who enters into a “derivative forward agreement” with respect to the trust units (as all such terms are defined in the Tax Act). This description assumes that the Trust is not subject to a “loss restriction event”, as defined in the Tax Act. In addition, this description does not address the deductibility of interest by a unitholder who has borrowed to acquire trust units. All such unitholders should consult with their own tax advisors.

This description is also based on the assumption (discussed below under “Material Tax Considerations - Material Canadian Federal Income Tax Considerations - Canadian Taxation of the Trust - SIFT Trust Rules”) that the Trust will at no time be a “SIFT trust” as defined in the Tax Act and that the Trust will qualify at all times as a “unit trust” and a “mutual fund trust” within the meaning of the Tax Act. The Manager expects that the Trust will meet the requirements necessary for it to qualify as a mutual fund trust at all times.

This description is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current administrative and assessing policies of the CRA. There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. This description further assumes that the Trust will comply with the Trust Agreement and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters. Except for the Tax Proposals, this description does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This description is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in trust units. Moreover, the income and other tax consequences of acquiring, holding or disposing of trust units will vary depending on a taxpayer’s particular circumstances. Accordingly, this description is of a general nature only and is not intended to constitute legal or tax advice to any unitholder or prospective purchaser of trust units. You should consult with your own tax advisors about tax consequences of an investment in trust units based on your particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of trust units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Qualification as a Mutual Fund Trust

One of the conditions to qualify as a mutual fund trust for the purposes of the Tax Act is that the Trust has not been established or maintained primarily for the benefit of non-residents unless, at all times, all or substantially all of the Trust’s property consists of property other than “taxable Canadian property” within the meaning of the Tax Act. Physical platinum and palladium bullion is not “taxable Canadian property”. Accordingly, based on the investment objectives and investment restrictions, the Trust should not hold any such property.

In addition, to qualify as a mutual fund trust: (i) the Trust must be a Canadian resident “unit trust” for purposes of the Tax Act; (ii) the only undertaking of the Trust must be (a) the investing of its funds in property (other than real property or interests in real property), or (b) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Trust, or (c) any combination of the activities described in (a) and (b); and (iii) the Trust must comply with certain minimum requirements regarding the ownership and dispersal of trust units (the “minimum distribution requirements”). In this regard, the Manager intends to cause the Trust to qualify as a unit trust throughout the life of the Trust; that the Trust’s undertaking conforms with the restrictions for mutual fund trusts; and that it has no reason to believe at the date hereof that the Trust will not comply with the minimum distribution requirements at all material times.

If the Trust were not to qualify as a mutual fund trust at all times, the income tax considerations described in this description and under “Eligibility Under the Tax Act for Investment by Canadian Exempt Plans” would, in some respects, be materially and adversely different.

Canadian Taxation of the Trust

Each taxation year of the Trust will end on December 31. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to unitholders. An amount will be considered to be payable to a unitholder in a taxation year if it is paid to the unitholder in the year by the Trust or if the unitholder is entitled in that year to enforce payment of the amount. The Trust intends to deduct, in computing its income in each taxation year, such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of trust units during the year. Based on the foregoing, the Trust will generally not be liable for income tax under Part I of the Tax Act.

Under the currently enacted rules in the Tax Act, one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Trust in a taxation year must be included in computing the Trust’s income for the year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Trust in a taxation year must be deducted against any taxable capital gains realized by the Trust in the year. Any excess of allowable capital losses over taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Trust to the extent and under the circumstances described in the Tax Act. Pursuant to Tax Proposals released on August 12, 2024 (the “Capital Gains Proposals”), subject to certain transitional rules, the portion of a capital gain or capital loss included in the taxable capital gain or allowable capital loss of the Trust is increased from one-half to two-thirds in respect of dispositions made by the Trust on or after June 25, 2024. The Capital Gains Proposals are discussed in more detail below under “Canadian Taxation of Unitholders - Unitholders Resident in Canada”.

The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that such transactions give rise to ordinary income rather than capital gains — although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of physical platinum and palladium bullion with no intention of disposing of such bullion except in specie on a redemption of trust units likely would not represent an adventure in the nature of trade so that a disposition, on a redemption of trust units, of physical platinum and palladium bullion that previously had been acquired with such intention would likely give rise to a capital gain (or capital loss) to the Trust. As the Manager intends for the Trust to be a long-term holder of physical platinum and palladium bullion and does not anticipate that the Trust will sell its physical platinum and palladium bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical platinum and palladium bullion as capital gains (or capital losses). If the CRA were to assess or reassess the Trust on the basis that gains realized on dispositions of physical platinum and palladium bullion were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act to the extent such gains were not distributed to unitholders, which could reduce the NAV for all unitholders.

The Trust will also be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust’s income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

The Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains). No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital. The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue trust units. The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro rated where the Trust’s taxation year is less than 365 days.

Losses incurred by the Trust in a taxation year cannot be allocated to unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

SIFT Trust Rules

The Trust will be a “SIFT trust” as defined in the Tax Act for a taxation year of the Trust if in that year the trust units are listed or traded on a stock exchange or other public market and the Trust holds one or more “non-portfolio properties”, as defined in the Tax Act. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.

Physical platinum and palladium bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm’s length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of “securities” (the term “security” is broadly defined in the Tax Act) of other entities could also be non-portfolio property.

The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. The mere holding by the Trust of physical platinum and palladium bullion as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Unitholders

Unitholders Resident in Canada

This part of the general description of the principal Canadian federal income tax considerations is applicable to a unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times (a “Canadian unitholder”). This portion of the description is primarily directed at unitholders who are individuals. Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

Canadian unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian unitholder in the particular taxation year, whether such amount is received in additional trust units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian unitholder will effectively retain its character and be treated as such in the hands of the unitholder for purposes of the Tax Act.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian unitholder in a taxation year will not be included in computing the Canadian unitholder’s income for the year. Any other amount in excess of the income of the Trust that is paid or payable to a Canadian unitholder in such year also will not generally be included in the Canadian unitholder’s income for the year. However, where such other amount is paid or payable to a Canadian unitholder (other than as proceeds of disposition of trust units), the Canadian unitholder generally will be required to reduce the adjusted cost base of a trust unit to the Canadian unitholder by such amount. To the extent that the adjusted cost base of a trust unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian unitholder from the disposition of the trust unit and the Canadian unitholder’s adjusted cost base in respect of the trust unit will be increased by the amount of such deemed capital gain to zero.

Upon the actual or deemed disposition of a trust unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the trust unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the trust unit to the Canadian unitholder and any costs of disposition. For the purpose of determining the adjusted cost base to a Canadian unitholder of a trust unit, when a trust unit is acquired, the cost of the newly acquired trust unit will be averaged with the adjusted cost base of all trust units owned by the Canadian unitholder as capital property that were acquired before that time. For this purpose, the cost of trust units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian unitholder in trust units. A consolidation of trust units following a distribution paid in the form of additional trust units will not be regarded as a disposition of trust units and will not affect the aggregate adjusted cost base to a Canadian unitholder of trust units.

Under the currently enacted rules in the Tax Act, one-half of capital gains (“taxable capital gains”) are included in an individual’s income and one-half of capital losses (“allowable capital losses”) are generally deductible only against taxable capital gains. Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act. Capital gains realized by individuals may give rise to alternative minimum tax.

The Capital Gains Proposals would increase a Canadian unitholder’s capital gains inclusion rate for a taxation year ending after June 24, 2024 from one-half to two-thirds, subject to a transitional rule applicable for a Canadian unitholder’s 2024 taxation year that would reduce the capital gains inclusion rate for that taxation year to, in effect, be one-half for net capital gains realized before June 25, 2024. The Capital Gains Proposals also include provisions that would, generally, offset the increase in the capital gains inclusion rate for up to Cdn$250,000 of capital gains realized by a Canadian unitholder that is an individual (excluding certain types of trusts) in a year, calculated net of any capital losses incurred in the year (or the portion of the year ending after June 24, 2024 in the case of the 2024 taxation year), and which are not offset by net capital losses from prior years which are deducted against taxable capital gains in the year. If the Capital Gains Proposals are enacted as proposed, capital losses realized prior to June 25, 2024 which are deductible against capital gains included in income for the 2024 or subsequent taxation years will offset an equivalent capital gain regardless of the inclusion rate which applied at the time such capital losses were realized.

Pursuant to the Capital Gains Proposals, net capital gains of the Trust that are included in the Canadian unitholder’s income for the year (and for which appropriate designations are made by the Trust) should benefit from the lower 50% capital gains inclusion rate to the Canadian unitholder up to the Cdn$250,000 annual threshold discussed above. For the taxation year of the Trust that begins before June 25, 2024 and ends after June 24, 2024, based on the Capital Gains Proposals, the amount designated to unitholders in respect of the Trust’s net taxable capital gains will be grossed up (doubled for gains in the pre-June 25 period and increased by 3/2 for gains in the post-June 24 period) and deemed to be capital gains realized by the Canadian unitholder in the period that the Trust disposed of the relevant capital property (either pre-June 25 or post-June 24). The Trust will be required to disclose to its unitholders in prescribed form the portion of the deemed capital gains that relates to dispositions of property that occurred in each period. If the Trust does not disclose this information, the deemed capital gains would be deemed to have been realized after June 24, 2024. The Trust also has the option of electing the deemed capital gains allocated to its unitholders to have been realized by them proportionally within the two periods based on the number of days in each period divided by the number of days in the Trust's taxation year. Canadian unitholders should consult their own tax advisors having regard to their own circumstances.

If, at any time, the Trust delivers physical platinum and palladium bullion to any Canadian unitholder upon a redemption of a Canadian unitholder’s trust units, the Canadian unitholder’s proceeds of disposition of the trust units will generally be equal to the aggregate of the fair market value of the distributed physical platinum and palladium bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such physical platinum and palladium bullion and allocated to the Canadian unitholder. The cost of any physical platinum and palladium bullion distributed by the Trust in specie will generally be equal to the fair market value of such physical platinum and palladium bullion at the time of the distribution.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under “Material Tax Considerations — Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust”). When the Trust distributes physical platinum and palladium bullion on the redemption of trust units by Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) may be designated as taxable capital gains of such unitholders, subject to the rules relating to the allocation of capital gains to redeeming unitholders discussed below.

A trust that is a “mutual fund trust” for purposes of the Tax Act throughout a taxation year that paid or made payable to a unitholder an amount on a redemption of units (the “allocated amount”) will be denied a deduction in computing its income for the taxation year in respect of the portion of the allocated amount (a) that would be, without reference to subsection 104(6) of the Tax Act, an amount paid out of the income (other than taxable capital gains) of the trust, and (b) that is a capital gain of the trust designated to a unitholder on a redemption of units that exceeds the capital gain that would otherwise have been realized by the unitholder on the redemption, if the unitholder’s proceeds from the disposition of that unit do not include the allocated amount. To the extent the Trust would be denied a deduction in respect of taxable capital gains that would otherwise have been designated to redeeming unitholders, such taxable capital gains may be made payable to the remaining, non-redeeming unitholders to ensure the Trust will not be liable for non-refundable income tax thereon. Accordingly, the amounts of taxable distributions made to unitholders of the Trust may be greater than they would have been in the absence of such rules.

If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

Unitholders Not Resident in Canada

This portion of the description is applicable to a unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its trust units in connection with a business that the unitholder carries on, or is deemed to carry on, in Canada at any time, and is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere (a “Non-Canadian unitholder”). Prospective non-resident purchasers of trust units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

Any amount paid or credited by the Trust to a Non-Canadian unitholder as income of or from the Trust, whether such amount is received in additional trust units or cash (other than an amount that the Trust has designated in accordance with the Tax Act as a taxable capital gain) generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian unitholder’s jurisdiction of residence. Pursuant to the Convention Between Canada and the United States of America With Respect to Taxes on Income and on Capital, as amended (the “Treaty”), a Non-Canadian unitholder who is a resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust. A Non-Canadian unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such unitholder.

Any amount paid or credited by the Trust to a Non-Canadian unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of trust units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

The Trust does not presently own any “taxable Canadian property” and does not intend to own any taxable Canadian property. However, if the Trust realizes a capital gain on the disposition of a taxable Canadian property and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Non-Canadian unitholder, there may be Canadian withholding tax at the rate of 25% (unless reduced by an applicable tax treaty) on both the taxable and non-taxable portions of the gain. Pursuant to the Capital Gains Proposals, the Canadian withholding tax at the rate of 25% will increase to 35% for dispositions occurring on or after January 1, 2025.

Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian unitholder (including the non-taxable portion of capital gains realized by the Trust) generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Non-Canadian unitholder, otherwise than as proceeds of disposition or deemed disposition of trust units or any part thereof, the amount generally will reduce the adjusted cost base of the trust units held by such Non-Canadian unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian unitholder will not reduce the adjusted cost base of the trust units held by the Non-Canadian unitholder). If, as a result of such reduction, the adjusted cost base to the Non-Canadian unitholder in any taxation year of trust units would otherwise be a negative amount, the Non-Canadian unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of trust units. Such capital gain will not be subject to tax under the Tax Act, unless the trust units represent “taxable Canadian property” to such Non-Canadian unitholder. The Non-Canadian unitholder’s adjusted cost base in respect of trust units will, immediately after the realization of such capital gain, be zero.

A disposition or deemed disposition of a trust unit by a Non-Canadian unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the trust unit does not constitute “taxable Canadian property” of the Non-Canadian unitholder for purposes of the Tax Act. Trust units will not be “taxable Canadian property” of a Non-Canadian unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian unitholder, (i) 25% or more of the issued trust units were owned by or belonged to one or more of the Non-Canadian unitholder, persons with whom the Non-Canadian unitholder did not deal at arm’s length and partnerships in which the Non-Canadian unitholder or persons with whom the non-Canadian unitholder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships; and (ii) the trust units derived directly or indirectly more than 50% of their fair market value from any combination of “Canadian resource properties” (which definition in the Tax Act does not include platinum or palladium bullion), real or immovable property situated in Canada, “timber resource properties” (as defined in the Tax Act) or options in respect of, or interests in, or for civil law rights in such properties, whether or not such property exists or the trust units were otherwise deemed to be taxable Canadian property. Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical platinum and palladium bullion, the trust units should not be taxable Canadian property.

Even if trust units held by a Non-Canadian unitholder were “taxable Canadian property”, a capital gain from the disposition of trust units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention. A capital gain realized on the disposition of trust units by a Non-Canadian unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

Non-Canadian unitholders whose trust units constitute “taxable Canadian property” and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under “Material Tax Considerations — Material Canadian Federal Income Tax Considerations - Canadian Taxation of Unitholders — Unitholders Resident in Canada” relating to the Canadian tax consequences in respect of a disposition of a trust unit.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under “Material Tax Considerations — Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust”) and that it anticipates that when the Trust distributes physical platinum and palladium bullion on the redemption of trust units by Non-Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under “Material Tax Considerations — Material Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust” generally will be designated as taxable capital gains of such unitholders, subject to the rules relating to the allocation of capital gains to redeeming unitholders discussed above. If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions, and Non-Canadian unitholders will not be subject to tax under the Tax Act on amounts so designated. However, if the CRA were to consider that such gains instead were gains from an adventure in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above. Similarly, if the Trust disposed of physical platinum and palladium bullion (or other assets) at a gain and designated the relevant portion of that gain as a taxable capital gain of a Non-Canadian unitholder who had redeemed trust units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to treat such gain as being from an adventure in the nature of trade rather than as a capital gain.

In addition to the foregoing, if the CRA were to assess or reassess the Trust itself on the basis that gains were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act, which could reduce the NAV for all unitholders, including Non-Canadian unitholders.

International Information Reporting

Generally, investors will be required to provide their dealer with information related to their tax residency or citizenship and, if applicable, a foreign tax identification number. If an investor does not provide the information or is identified as a U.S. citizen or a foreign (including U.S.) tax resident, additional details about the investor and their investment in the Trust will be reported to the CRA, unless the investment is held within a Registered Plan (as defined below). The CRA will provide that information to the U.S. Internal Revenue Service (in the case of U.S. tax residents or citizens) or the relevant tax authority of any country that is a signatory of the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information or that has otherwise agreed to a bilateral information exchange with Canada.

Taxation of Registered Plans

Provided that either (i) the Trust qualifies as a “mutual fund trust” within the meaning of the Tax Act or (ii) the trust units are listed on a “designated stock exchange” (which currently includes the TSX and the NYSE Arca) for purposes of the Tax Act, the trust units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for deferred profit sharing plans, tax-free savings accounts (“TFSAs”), registered disability savings plans (“RDSPs”), registered education savings plans (“RESPs”), first home savings accounts (“FHSAs”), RRSPs and registered retirement income funds (“RRIFs”) collectively (“Registered Plans”).

Notwithstanding that the trust units may be qualified investments for RRSPs, RRIFs, RESPs, FHSAs, RDSPs, and TFSAs, the subscriber of a RESP, the holder of a RDSP, FHSA or TFSA, or the annuitant under a RRSP or RRIF, as the case may be, will be subject to penalty taxes in respect of the trust units if such properties are a “prohibited investment” (as defined in the Tax Act) for the RESP, RDSP, FHSA, TFSA, RRSP or RRIF, as applicable. Trust units will not generally be a prohibited investment provided that the subscriber, holder or annuitant, as applicable, deals at arm’s length with the Trust for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in the Trust. Generally, a subscriber, holder or annuitant, as the case may be, will not have a “significant interest” in the Trust unless the subscriber, holder, or annuitant, as the case may be, owns interests as a beneficiary under the Trust that have a fair market value of 10% or more of the fair market value of the interests of all beneficiaries under the Trust, either alone or together with persons and partnerships with which the subscriber, holder or annuitant, as the case may be, does not deal at arm’s length. In addition, the trust units will not be a “prohibited investment” if such units are “excluded property” as defined in the Tax Act for a trust governed by a RESP, RDSP, FHSA, TFSA, RRSP or RRIF.

Amounts of income and capital gains included in a Registered Plan’s income are generally not taxable under Part I of the Tax Act, provided that the trust units are qualified investments for the Registered Plan. Unitholders should consult their own advisors regarding the tax implications of establishing, amending, terminating or withdrawing amounts from a Registered Plan.

U.S. ERISA CONSIDERATIONS

The following disclosure is a summary of certain aspects of laws and regulations applicable to retirement plan investments as in existence on the date hereof, all of which are subject to change. This summary is general in nature and does not address every issue that may be applicable to the trust units or a particular investor.

The U.S. Employee Retirement Income Security Act of 1974, as amended, (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan as well as those plans and accounts that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, and entities that are deemed to hold the assets of such plans and accounts (together with ERISA Plans, the “Plans”) and certain persons (“parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase the trust units should consult with his, her or its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Non-U.S. plans, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing the trust units to determine the need for, if necessary, and the availability of, any exemptive relief under any Similar Law.

Under ERISA and the U.S. Department of Labor’s “Plan Asset Regulations” at 29 C.F.R. §2510.3-101, as modified by Section 3(42) of ERISA, when a Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that either less than 25 percent of the total value of each class of equity interests in the entity is held by “benefit plan investors” (as defined in Section 3(42) of ERISA), which we refer to as the “25 percent test”, or the entity is an “operating company”, as defined in the Plan Asset Regulations. In order to be considered a “publicly offered security,” the trust units must be (i) freely transferable, (ii) part of a class of securities that is owned by 100 or more investors independent of the Trust and of one another, and (iii) either (1) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or (2) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which the securities are a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the Trust’s fiscal year during which the offering of such securities to the public occurred. It is anticipated that the Trust will not qualify as an “operating company”, and the Trust does not intend to monitor investment by benefit plan investors in the Trust for purposes of satisfying the 25 percent test. The Trust anticipates, however, that it will qualify for the exemption under the Plan Asset Regulations for “publicly offered securities”, although there can be no assurance in that regard.

ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS

In the opinion of Stikeman Elliott LLP, counsel for the Trust, provided that either: (i) the Trust qualifies as a “mutual fund trust” within the meaning of the Tax Act; or (ii) the trust units are listed on a “designated stock exchange” for purposes of the Tax Act, the trust units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for RRSPs, RRIFs, deferred profit sharing plans, RDSPs, FHSAs, RESPs and TFSAs.

Notwithstanding that the trust units may be qualified investments for RESPs, RDSPs, FHSAs, TFSAs, RRSPs and RRIFs, the subscriber of a RESP, the holder of a RDSP, FHSA or TFSA, as the case may be, or the annuitant under an RRSP or RRIF, as the case may be, will be subject to penalty taxes in respect of the trust units if such properties are a “prohibited investment” for the RESP, RDSP, FHSA, TFSA, RRSP or RRIF, as applicable. Trust units will not generally be a prohibited investment provided that the subscriber, holder or annuitant, as applicable, deals at arm’s length with the Trust for purposes of the Tax Act and does not have a “significant interest” in the Trust. Generally, a subscriber, holder or annuitant, as the case may be, will not have a “significant interest” in the Trust unless the subscriber, holder, or annuitant, as the case may be, owns interests as a beneficiary under the Trust that have a fair market value of 10% or more of the fair market value of the interests of all beneficiaries under the Trust, either alone or together with persons and partnerships with which the subscriber, holder or annuitant, as the case may be, does not deal at arm’s length, In addition, the trust units will not be a “prohibited investment” if such units are “excluded property” as defined in the Tax Act for a trust governed by a RESP, RDSP, FHSA, TFSA, RRSP or RRIF.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Annual Financial Statements, incorporated in this prospectus by reference, have been audited by KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as stated in their report, which is incorporated herein by reference. KPMG LLP has confirmed that they are independent with respect to the Trust within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Trust under all relevant U.S. professional and regulatory standards for the period under audit in respect of the Trust’s financial year ended December 31, 2023.

LEGAL MATTERS

Certain legal matters relating to the trust units offered by this prospectus will be passed upon for us by Stikeman Elliott LLP, Toronto, Ontario, with respect to matters of Canadian law, and Seward & Kissel LLP, New York, New York, with respect to matters of United States law. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 - Annual Information Form) of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of any class of trust units issued by the Trust.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants and counsel; and powers of attorney.

EXEMPTIONS AND APPROVALS

The Trust has obtained exemptive relief from the Canadian securities regulatory authorities for relief from NI 81- 102 to permit (i) the Trust to invest up to 100% of its assets, taken at market value at the time of purchase, in physical platinum and palladium bullion; (ii) the appointment of the Mint as custodian of the Trust’s physical platinum and palladium bullion assets in Canada; (iii) the Mint to appoint Loomis, an entity not qualified to act as a sub-custodian under NI 81-102, to act as sub-custodian of the Trust’s physical palladium bullion outside of Canada for purposes other than facilitating portfolio transactions of the Trust; (iv) purchases of trust units on NYSE Arca and the TSX and redemption requests to be submitted directly to the registrar and transfer agent of the Trust; (v) the redemption of trust units and payment upon redemption of trust units all as described under “Sprott Physical Platinum and Palladium Trust — Business of the Trust — Redemption of Trust Units for Physical Platinum and Palladium Bullion” and “Sprott Physical Platinum and Palladium Trust — Business of the Trust — Redemption of Trust Units for Cash”; and (vi) the Trust to establish a record date for distributions in accordance with the policies of the TSX and NYSE Arca. The Trust has also obtained exemptive relief from the requirement to file compliance reports or audit reports in accordance with Appendix B-1 of NI 81-102.

Pursuant to a decision of the Autorité des marchés financiers dated August 30, 2024, the Trust was granted a permanent exemption from the requirement to translate into French this prospectus as well as the documents incorporated by reference therein and any prospectus supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this prospectus and any prospectus supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Trust offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

Up to U.S.$50,000,000
Trust Units

PROSPECTUS SUPPLEMENT

March 31, 2025